Warszawa , 2004-11-17

United States Securities and Exchange Commission
Washington D.C. 20549
USA

SEC MAIL PROCESSING
RECEIVED
NOV 26 2004
WASH. D.C. 213 SECTION

Ref.: 82-5025

SUPPL

04046256

Dear Sirs,

Please find enclosed the text of the Current report no 35/2004.
Best regards

Krzysztof Gerula

I Vice President

PROCESSED
NOV 29 2004
THOMSON FINANCIAL

ORBIS Spółka Akcyjna
zarejestrowana w Sądzie Rejonowym
dla m.st. Warszawy
XIX Wydział Gospodarczy KRS
Rejestr Przedsiębiorców
0000022622

ORBIS S.A.
ul. Bracka 16
00-028 Warszawa, POLSKA
Tel.: (48 22) 826 02 71, Fax: (48 22) 827 33 01
NIP 526-025-04-69
Nr konta: BH S.A. I O/W-wa 04 1030 1508 0000 0005 0301 6001

Current report no. 35/2004

The Management Board of Orbis S.A. hereby informs about the receipt of information from a subsidiary company ORBIS Transport Sp. z o.o. on taking up of shares of the increased share capital of the company PKS Tarnobrzeg Sp. z o.o., with the value equivalent to 40.29% of the increased share capital of that company, in which ORBIS Transport Sp. z o.o.. holds 100% of the share capital.
These assets have been considered as assets of major value on the basis of § 2.3 of the Regulation of the Council of Ministers of October 16, 2001 concerning current and periodical information to be reported by securities' issuers in connection with § 2.1.41.

On October 19, 2004, the Extraordinary Assembly of Shareholders of PKS Tarnobrzeg Sp. z o.o. adopted a resolution on an increase of the Company's share capital, on taking up of all newly created shares by ORBIS Transport Sp. z o.o. and on paying for them by means of an in-kind contribution. ORBIS Transport Sp. z o.o. took up 5,867 shares with a nominal value of PLN 500 each and amounting in total to PLN 2,933,500.00. This amount at the same time constitutes the price of acquisition of the said shares and represents their book value disclosed in the account books of ORBIS Transport Sp. z o.o.
Orbis S.A. holds 98.30 % share in the share capital of ORBIS Transport Sp. z o.o. and the same share in the total number of votes at the Assembly of Shareholders. Two of persons managing Orbis S.A. are shareholders of ORBIS Transport Sp. z o.o., but none of persons supervising the issuer is a shareholder of ORBIS Transport Sp. z o.o. Moreover, one of persons managing Orbis S.A. is a member of and chairs a supervising body of ORBIS Transport Sp. z o.o.
Acquired assets have been financed with tangible assets of ORBIS Transport Sp. z o .o. in the form of means of transportation – one coach, 79 passenger cars and four pieces of garage equipment.

Warsaw, 2004-11-17

United States Securities
And Exchange Commission
Washington D.C. 20549
USA

Ref.: 82-5025

Dear Sirs,

Please find enclosed the text of the 3rd quarter 2004 Consolidated Report .

I Wiceprezes Zarządu
Orbis S.A.

Krzysztof Gerula

Best regards

ORBIS Spółka Akcyjna
zarejestrowana w Sądzie Rejonowym
dla m.st. Warszawy
XIX Wydział Gospodarczy KRS
Rejestr Przedsiębiorców
0000022622

ORBIS S.A.
ul. Bracka 16
00-028 Warszawa, POLSKA
Tel.: (48 22) 826 02 71, Fax: (48 22) 827 33 01
NIP 526-025-04-69
Nr konta: BH S.A. I O/W-wa 04 1030 1508 0000 0005 0301 6001

Report SA-QS 3/2004

(for issuers of securities with the business profile of production, construction, trade or services)

In accordance with § 57 section 2 of the Ordinance of the Council of Ministers, dated October 16, 2001
(Journal of Laws no. 139, entry 1569, and no. 31, entry 280 of 2002)

the Board of Directors of Orbis S.A.
submits in public this consolidated quarterly report for the 3rd quarter 2004.

Date submitted: **15.11.2004**

SELECTED FINANCIAL DATA

	in thousands of PLN		in thousands of EURO	
	3 quarters 2004 ended Sept. 30, 2004 cumulative	3 quarters 2003 ended Sept. 30, 2003 cumulative	**3 quarters 2004 ended Sept. 30, 2004 cumulative**	3 quarters 2003 ended Sept. 30, 2003 cumulative
I. Net sales revenues	715 368	624 578	151 205	143 193
II. Operating profit (loss)	87 487	68 684	18 492	15 747
III. Profit (loss) before taxation	89 241	94 237	18 863	21 605
IV. Net profit (loss)	71 024	66 397	15 012	15 222
V. Net cash flows from operating activities	153 363	77 737	32 416	17 822
VI. Net cash flows from investing activities	- 145 394	- 106 081	- 30 732	- 24 320
VII. Net cash flows from financing activities	- 18 540	- 23 514	- 3 919	- 5 391
VIII. Total net cash flows	- 10 571	- 51 858	- 2 235	- 11 889
IX.. Total assets	1 839 463	1 533 567	419 662	330 261
X. Liabilities and reserves for liabilities	563 768	285 378	128 620	61 458
XI. Long-term liabilities	329 264	80 217	75 120	17 275
XII. Short-term liabilities	114 749	101 985	26 179	21 963
XIII. Shareholders' equity	1 265 365	1 236 572	288 685	266 302
XIV. Share capital	92 154	92 154	21 024	19 846
XV. Number of shares	46 077 008	46 077 008	46 077 008	46 077 008
XVI. Earnings (loss) per ordinary share (in PLN / EUR)	1,11	1,47	0,23	0,34
XVII. Diluted earnings (loss) per ordinary share (in PLN / EUR)	-	-	-	-
XVIII. Book value per share (in PLN / EUR)	27,46	26,84	6,26	5,78
XIX. Diluted book value per share (in PLN / EUR)	-	-	-	-
XX. Declared or paid-out dividend per ordinary share (in PLN / EUR)	-	-	-	-

CONSOLIDATED BALANCE SHEET

	as at Sept. 30, 2004 end of 3rd quarter 2004	**as at June 30, 2004 end of prior quarter 2004**	as at Sept. 30, 2003 end of 3rd quarter 2003	as at June 30, 2003 end of prior quarter 2003
Assets				
I. Fixed assets	1 619 278	1 622 393	1 290 213	1 272 364
1. Intangible assets	10 820	10 722	8 506	8 321
- of which goodwill	2 017	2 173	2 684	2 975
2. Goodwill of subsidiary companies	103 196	104 548	0	0
3. Tangible fixed assets	1 454 855	1 458 637	1 250 900	1 232 169
4. Long-term receivables	5 372	3 826	2 204	2 319
4.1. From subsidiary and associated companies	606	606	849	849
4.2. From other companies	4 766	3 220	1 355	1 470
5. Long-term investments	24 673	25 673	9 460	9 530
5.1. Real estste	14 074	14 074	0	0
5.2. Intangible assets	0	0	0	0
5.3. Long-term financial assets	9 998	10 998	9 065	9 135
a) in subsidiary and associated companies, of which:	9 939	10 938	7 705	7 775
- shares in companies valued under the equity method	4 005	3 702	3 115	2 736
- shares in subsidiary and associated companies excluded from consolidation	641	1 850	497	497
b) in other companies	59	60	1 360	1 360
5.4. Other long-term investments	601	601	395	395
6. Long-term deferred expenses	20 362	18 987	19 143	20 025
6.1. Deferred income tax	20 271	18 928	18 977	19 872
6.2. Other deferred expenses	91	59	166	153
II. Current assets	220 185	201 813	243 354	262 229
1. Inventories	12 497	14 025	13 558	12 795
2. Current receivables	83 427	91 904	87 987	88 541
2.1. From subsidiary and associated companies	1 484	2 078	3 199	3 296
2.2. From other companies	81 943	89 826	84 788	85 245
3. Short-term investments	110 895	73 563	126 826	138 006
3.1. Short-term financial assets	106 128	68 347	109 560	120 740
a) in subsidiary and associated companies	0	0	0	0
b) in other companies	59 784	68	20 833	37 017
c) cash and cash equivalents	46 344	68 279	88 727	83 723
3.2. Other short-term investments	4 767	5 216	17 266	17 266
4. Short-term deferred expenses	13 366	22 322	14 983	22 887
Total Assets	1 839 463	1 824 206	1 533 567	1 534 593

Shareholders' Equity and Liabilities				
I. Shareholders' Equity	**1 265 365**	**1 220 940**	**1 236 572**	**1 201 345**
1. Share capital	92 154	92 154	92 154	92 154
2. Not paid-up share capital (negative value)	0	0	0	0
3. Own shares in treasury (negative value)	0	0	0	0
4. Reserve capital	774 639	774 525	742 476	742 323
5. Revaluation capital	264 144	264 248	268 281	268 435
6. Other reserve capitals	63 210	63 197	65 126	65 126
7. Foreign currency translation differences on the Company's divisions	- 389	- 169	0	0
a) positive foreign exchange differences	0	0	0	0
b) negative foreign exchange differences	0	0	0	0
8. Prior years' profit (loss)	583	485	2 138	2 138
9. Net profit (loss)	71 024	26 500	66 397	31 169
10. Net profit write-downs during the financial year (negative value)	0	0	0	0
II. Minority shareholders' interests	**3 105**	**10 218**	**11 617**	**10 000**
III. Negative goodwill of subsidiary companies	**7 225**	**0**	**0**	**0**
IV. Liabilities and reserves for liabilities	**563 768**	**593 048**	**285 378**	**323 248**
1. Reserves for liabilities	89 918	84 540	82 382	82 444
1.1. Reserve for deferred income tax	19 182	16 848	17 933	17 285
1.2. Provisions for pension and similar benefits	39 884	38 616	41 518	43 656
a) long-term provisions	34 129	33 020	35 232	36 977
b) short-term provisions	5 755	5 596	6 286	6 679
1.3. Other provisions	30 852	29 076	22 931	21 503
a) long-term provisions	21 142	20 829	20 002	19 725
b) short-term provisions	9 710	8 247	2 929	1 778
2. Long-term liabilities	329 264	336 962	80 217	78 886
2.1. To subsidiary and associated companies	0	0	0	0
2.2. To other companies	329 264	336 962	80 217	78 886
3. Current liabilities	114 749	138 628	101 985	137 464
3.1. To subsidiary and associated companies	3 109	2 707	252	824
3.2. To other companies	101 230	124 290	91 055	124 285
3.3. Special funds	10 410	11 631	10 678	12 355
4. Accrued expenses and deferred income	29 837	32 918	20 794	24 454
4.1. Negative goodwill	1 375	0	0	0
4.2. Other accrued expenses and deferred income	28 462	32 918	20 794	24 454
a) long-term accruals	1 020	149	147	177
b) short-term accruals	27 442	32 769	20 647	24 277
Total Shareholders' Equity and Liabilities	**1 839 463**	**1 824 206**	**1 533 567**	**1 534 593**

Book value	1 265 365	1 220 940	1 236 572	1 201 345
Number of shares	46 077 008	46 077 008	46 077 008	46 077 008
Book value per share (in PLN) - basic	27,46	26,50	26,84	26,07
Diluted number of shares	0	0	0	0
Book value per share (in PLN) - diluted	0	0	0	0

OFF-BALANCE-SHEET ITEMS

	as at Sept. 30, 2004 end of 3rd quarter 2004	as at June 30, 2004 end of prior quarter 2004	as at Sept. 30, 2003 end of 3rd quarter 2003	as at June 30, 2003 end of prior quarter 2003
1. Contingent receivables	0	0	0	0
1.1. From subsidiary and associated companies (due to)	0	0	0	0
- guarantees received	0	0	0	0
-	0	0	0	0
1.2. From other companies (due to)	0	0	0	0
- guarantees received	0	0	0	0
-	0	0	0	0
2. Contingent liabilities	57 332	57 332	10 957	11 512
2.1. In favour of subsidiary and associated companies (due to)	50 882	50 882	4 438	4 993
- guarantees extended	50 882	50 882	4 438	4 993
-	0	0	0	0
2.2. In favour of other companies (due to)	6 450	6 450	6 519	6 519
- guarantees extended	0	0	91	91
- promissory note declarations	6 450	6 450	6 428	6 428
3. Other (due to)	91 615	98 498	0	0
- for operating lease installments	91 615	98 498	0	0
-	0	0	0	0
Total off-balance-sheet items	**148 947**	**155 830**	**10 957**	**11 512**

CONSOLIDATED PROFIT AND LOSS ACCOUNT

	3rd quarter 2004 ended Sept. 30, 2004	3 quarters 2004 ended Sept. 30, 2004 cumulative	3rd quarter 2003 ended Sept. 30, 2003	3 quarters 2003 ended Sept. 30, 2003 cumulative
I. Net sales revenues	275 705	715 368	256 308	624 578
- of which sales to subsidiary and associated companies	6 531	19 148	15 827	32 257
1. Net sales of products	274 066	710 155	254 916	620 307
2. Net sales of merchandise and raw materials	1 639	5 213	1 392	4 271
II. Cost of products, merchandise and raw materials sold	176 279	486 883	170 314	445 054
- of which sold to subsidiary and associated companies	3 068	8 713	5 679	13 001
1. Cost of products sold	175 811	484 810	169 877	443 490
2. Cost of merchandise and raw materials sold	468	2 073	437	1 564
III. Gross profit (loss) on sales (I-II)	99 426	228 485	85 994	179 524
IV. Distrubution expenses	12 862	36 032	7 131	33 503
V. General administrative expenses	31 697	99 707	30 557	75 263
VI. Profit (loss) on sales (III-IV-V)	54 867	92 746	48 306	70 758
VII. Other operating income	4 763	15 384	4 086	15 946
1. Gain on disposal of non-financial fixed assets	459	2 385	1 104	4 616
2. Subsidies	1 223	1 238	6	19
3. Other operating income	3 081	11 761	2 976	11 311
VIII. Other operating expenses	4 367	20 643	4 280	18 020
1. Loss on disposal of non-financial fixed assets	0	57	0	0
2. Reveluation of non-financial fixed assets	1 731	4 863	- 1	1 355
3. Other operating costs	2 636	15 723	4 281	16 665
IX. Operating profit (loss) (VI+VII-VIII)	55 263	87 487	48 112	68 684
X. Financial income	11 350	32 398	4 692	35 802
1. Equity income – dividends	0	0	0	0
- of which from subsidiary and associated companies	0	0	0	0
2. Interest receivable	572	1 441	755	2 420
- of which from subsidiary and associated companies	80	172	0	16
3. Gain on disposal of investments	334	457	531	23 368
4. Reveluation of investments	263	263	- 42	112
5. Other financial income	10 181	30 237	3 448	9 902
XI. Financial expenses	8 948	26 592	3 768	10 254
1. Interest payable	2 511	8 370	242	1 545
- of which to subsidiary and associated companies	99	99	0	0
2. Loss on disposal of investments	0	0	0	0
3. Reveluation of investments	0	1 275	0	282
4. Other financial expenses	6 437	16 947	3 526	8 427
XII. Gain (loss) on disposal of entire or partial stakes of sharesin subsidiary and associated companies	0	0	0	0
XIII. Profit (loss) on ordinary activities (IX+X-XI+/-XII)	57 665	93 293	49 036	94 232
XIV. Result of extraordinary itms (XIV.1. - XIV.2.)	- 1	4	- 2	5
1. Extraordinary gains	12	19	48	63
2. Extraordinary losses	13	15	50	58
XV. Write-down from goodwill of subsidiary companies	1 352	4 056	0	0
XVI. Write-down from negative goodwill of subsidiary companies	0	0	0	0
XVII. Profit (loss) before taxation (XIII+/-XIV-XV+XVI)	56 312	89 241	49 034	94 237
XVIII. Corporate income tax	11 545	18 647	12 677	26 805
a) current portion	10 150	19 858	11 133	25 072
b) deferred portion	1 395	- 1 211	1 544	1 733
XIX. Other obligatory profit decreases (loss increases)	0	0	0	0
XX. Share in net profits (losses) of companies valued under the equity method	303	1 116	491	564
XXI. Minority shareholders' (profit) loss	- 546	- 686	- 1 620	- 1 599
XXII. Net profit (loss) (XVII-XVIII-XIX+/-XX+/-XXI)	44 524	71 024	35 228	66 397

Net profit (loss) (on annual basis)	51 227		67 690	
Weighted average number of ordinary shares	46 077 008		46 077 008	
Earning (loss) per ordinary share (in PLN) - basic	1,11		1,47	
Diluted weighted average number of ordinary shares	0		0	
Earning (loss) per ordinary share (in PLN) - diluted	0		0	

CONSOLIDATED STATEMENT OF SHAREHOLDERS' EQUITY

	3rd quarter 2004 ended Sept. 30, 2004	3 quarters 2004 ended Sept. 30, 2004 cumulative	3rd quarter 2003 ended Sept. 30, 2003	3 quarters 2003 ended Sept. 30, 2003 cumulative
I. Shareholders' Equity at the beginning of period (opening balance)	1 220 940	1 213 854	1 201 345	1 187 363
a) changes in accepted accounting principles (polices)	0	0	0	0
b) corrections of material faults	0	0	0	0
I. Shareholders' Equity at the beginning of period (opening balance), after restatement to comparative data	1 220 940	1 213 854	1 201 345	1 187 363
1. Share capital at the beginning of period	92 154	92 154	92 154	92 154
1.1. Changes in share capital	0	0	0	0
a) additions, of which:	0	0	0	0
- issuance of shares	0	0	0	0
b) reductions, of which:	0	0	0	0
- retirement of shares	0	0	0	0
1.2. Share capital at the end of period	92 154	92 154	92 154	92 154
2. Not paid-up share capital at the beginning of period	0	0	0	0
2.1. Changes in not paid-up share capital	0	0	0	0
a) additions, of which:	0	0	0	0
b) reductions, of which:	0	0	0	0
2.2. Not paid-up share capital at the end of period	0	0	0	0
3. Own shares in treasury at the beginning of period	0	0	0	0
3.1. Changes in own shares in treasury	0	0	0	0
a) additions, of which:	0	0	0	0
b) reductions, of which:	0	0	0	0
3.2. Own shares in treasury at the end of period	0	0	0	0
4. Reserve capital at the beginning of period	774 525	744 937	742 323	724 005
4.1. Changes in reserve capital	114	29 702	153	18 471
a) additions, of which:	678	35 373	153	19 908
- additional paid-in capital from issuance of shares	0	0	0	0
- distribution of profit (by law)	574	4 064	0	0
- distribution of profit (in excess of value required by law)	0	28 800	0	19 308
- transfer from reserve capital as a result of revaluation	104	636	153	399
- sale of the right to perpetual usufruct of land	0	1 873	0	201
b) reductions, of which:	564	5 671	0	1 437
- coverage of loss	145	4 159	0	3 157
- consolidation adjustments	419	1 512	0	- 1 720
4.2. Reserve capital at the end of period	774 639	774 639	742 476	742 476
5. Revaluation capital at the beginning of period	264 248	268 197	268 435	270 047
5.1. Changes in revaluation capital	- 104	- 4 053	- 154	- 1 766
a) additions, of which:	0	0	0	505
- revaluation of value of the right to perpetual usufruct of land	0	0	0	505
b) reductions, of which:	104	4 053	154	2 271
- sale or disposal of tangible fixed assets	104	636	154	399
- reclassification of investments	0	0	0	1 872
- depreciation of fixed assets	0	3 417	0	0
5.2. Revaluation capital at the end of period	264 144	264 144	268 281	268 281
6. Other reserve capital at the beginning of period	63 197	65 070	65 126	0
6.1. Changes in other reserve capital	13	- 1 860	0	65 126
a) additions, of which:	13	13	0	65 327
- distribution of profit	0	0	0	65 327
- consolidation adjustments	13	13	0	0
b) reductions, of which:	0	1 873	0	201
- sale of the right to perpetual usufruct of land	0	1 873	0	201
6.2. Other reserve capital at the end of period	63 210	63 210	65 126	65 126
7. Foreign currency translation differences on the Company's divisions	- 220	- 389	0	0
8. Prior years' profit (loss) at the beginning of period	485	43 496	2 138	101 157
8.1. Prior years' profit at the beginning of period	3 275	48 186	2 138	104 314
a) changes in accepted accounting principles (polices)	0	0	0	0
b) corrections of material faults	0	0	0	0
8.2. Prior years' profit at the beginning of period,after restatement to comparative data	3 275	48 186	2 138	104 314
a) additions, of which:	26 500	0	31 169	0
- prior quarter's profit	26 500	0	31 169	0
b) reductions, of which:	1 591	46 502	0	102 176
- distribution of prior years' profit	0	48 530	0	100 302
- consolidation adjustments	1 591	- 2 028	0	1 874
8.3. Prior years' profit at the end of period	28 184	1 684	33 307	2 138
8.4. Prior years' loss at the beginning of period	2 790	4 690	0	3 157
a) changes in accepted accounting principles (polices)	0	0	0	0
b) corrections of material faults	0	0	0	0
8.5. Prior years' loss at the beginning of period, after restatement to comparative data	2 790	4 690	0	3 157
a) additions, of which:	0	0	0	0
b) reductions, of which:	1 689	3 589	0	3 157
- covered from reserve capital	0	4 159	0	3 157

- consolidation adjustments	1 689	- 570	0	0
8.6. Prior years' loss at the end of period	1 101	1 101	0	0
8.7. Prior years' profit (loss) at the end of period	27 083	583	33 307	2 138
9. Net profit (loss)	44 524	71 024	35 228	66 397
a) net profit	44 524	71 024	35 228	66 397
b) net loss	0	0	0	0
c) charges on the profit	0	0	0	0
II. Shareholders' Equity at the end of period (closing balance)	1 265 365	1 265 365	1 236 572	1 236 572
III. Shareholders' Equity adjusted by the proposed distribution of profit (coverage of loss)	0	0	0	0

CONSOLIDATED SATEMENT OF CASH FLOWS

	3rd quarter 2004 ended Sept. 30, 2004	3 quarters 2004 ended Sept. 30, 2004 cumulative	3rd quarter 2003 ended Sept. 30, 2003	3 quarters 2003 ended Sept. 30, 2003 cumulative
A. Cash flows from operating activities -indirect method				
I. Net profit (loss)	44 524	71 024	35 228	66 397
II. Total adjustments	35 127	82 339	5 823	11 340
1. Minority shareholders' (profit) loss	546	686	1 620	1 599
2. Share in net (profits) losses of companies valued underthe equity method	- 303	- 1 116	- 491	- 564
3. Depreciation and amortisation	23 145	68 841	17 786	52 129
- write-downs from goodwill of subsidiary companies or negative goodwill of subsidiary companies	1 352	4 056	0	0
4. (Gain) loss on foreign exchange differences	- 7 903	- 21 305	- 518	- 454
5. Interest and dividends	4 146	9 457	617	925
6. (Gain) loss on investing activities	- 281	- 2 159	- 1 676	- 27 973
7. Change in provisions	4 091	7 208	- 1 061	912
8. Change in inventories	1 964	2 030	- 534	645
9. Change in receivables	10 891	- 15 866	- 8 570	- 33 722
10. Change in current liabilities (excluding loans and bank credits)	- 12 482	18 528	- 10 802	20 877
11. Change in deferred and accrued expenses	957	- 3 846	7 949	- 4 015
12.Other adjustments	10 356	19 881	1 503	981
III. Net cash flows from operating activities (I+/-II)	79 651	153 363	41 051	77 737
B. Cash flows from investing activities	0	0	0	0
I. Cash provided by investing activities	415 053	564 112	551 558	921 478
1. Disposal of intangible assets and tangible fixed assets	1 609	8 421	3 204	13 093
2. Disposal of investments in real-estate and intangible assets	0	0	0	0
3. From financial assets, of which:	323 551	431 702	444 724	466 740
a) in subsidiary and associated companies	0	0	593	593
- disposal of securities	0	0	0	0
- dividends and shares in profits	0	0	593	593
- long-term loans collected	0	0	0	0
- interest received	0	0	0	0
- other income from financial assets	0	0	0	0
b) in other companies	323 551	431 702	444 131	466 147
- disposal of securities	323 551	431 702	444 131	466 147
- dividends and shares in profits	0	0	0	0
- long-term loans collected	0	0	0	0
- interest received	0	0	0	0
- other income from financial assets	0	0	0	0
4. Other investing income	89 893	123 989	103 630	441 645
II. Cash used in investing activities	- 498 986	- 709 506	- 568 510	- 1 027 559
1. Purchases of intangible assets and tangible fixed assets	- 16 746	- 58 421	- 37 422	- 122 736
2. Purchases of investments in real-estate and intangible assets	0	0	0	0
3. For financial assets, of which:	- 329 130	- 464 017	- 444 049	- 444 049
a) in subsidiary and associated companies	- 5 614	- 32 367	0	0
- acquisition of securities	- 3 671	- 29 180	0	0
- long-term loans granted	- 1 943	- 3 187	0	0
b) in other companies	- 323 516	- 431 650	- 444 049	- 444 049
- acquisition of securities	- 323 491	- 431 625	- 444 049	- 444 049
- long-term loans granted	- 25	- 25	0	0
4. Dividends and other shares in profits paid to minority shareholders	0	0	0	0
5. Other investing expenses	- 153 110	- 187 068	- 87 039	- 460 774
III. Net cash flows from investing activities (I-II)	- 83 933	- 145 394	- 16 952	- 106 081
C. Cash flows from financing activities	0	0	0	0
I. Cash provided by financing activities	15 004	38 389	15 408	57 793
1. Issuance of shares and other capital securities and additional paid-in capital	0	0	0	0
2. Bank credits and loans contracted	12 090	30 349	12 551	50 529
3. Issuance of debt securities	0	0	0	0
4. Other financial income	2 914	8 040	2 857	7 264
II. Cash used in financing activities	- 34 031	- 56 929	- 34 503	- 81 307
1. Acquisition of own shares	0	0	0	0
2. Dividends and other payments to shareholders	- 15 666	- 15 666	- 15 667	- 15 667

3. Profit distribution expenses other than payments to shareholders	0	0	0	0
4. Payments of bank credits and loans	- 15 745	- 28 288	- 15 408	- 55 901
5. Redemption of debt securities	0	0	0	0
6. Payments of other financial liabilities	0	0	0	- 81
7. Finance lease commitments paid	- 36	- 109	- 37	- 198
8. Interest paid	- 833	- 5 818	- 893	- 2 920
9. Other financial expenses	- 1 751	- 7 048	- 2 498	- 6 540
III. Net cash flows from financing activities (I-II)	**- 19 027**	**- 18 540**	**- 19 095**	**- 23 514**
D. Total net cash flows (A.III+/-B.III+/-C.III)	**- 23 309**	**- 10 571**	**5 004**	**- 51 858**
E. Change in balance-sheet cash and cash equivalents	**- 21 935**	**- 4 134**	**5 004**	**- 51 858**
- change in consolidated companies at the end of 2003	- 23 309	- 10 571	0	0
- change in consolidated companies in 2004	1 374	6 437	0	0
- of which change in cash and cash equivalents due to foreign exchange differences	0	0	0	0
F. Cash and cash equivalents - beginning of period	**68 279**	**50 478**	**83 723**	**140 585**
G. Cash and cash equivalents - end of period (F+/-D)	**46 344**	**46 344**	**88 727**	**88 727**
- of which those with restricted availability	0	0	0	0

COMMENTARY

SIGNATURES

Signature(-s) of person(-s) representing the Company

Date	Name	Position	Signature

Notes to the consolidated report for the 3rd quarter of 2004

1. Background

1.1 The consolidated report in question sets out the balance sheet according to the accounting books as at September 30, 2004 and 2003, and as at June 30, 2004 and 2003, the profit and loss account, the cashflow statement and statement of shareholders' equity for the 3rd quarter and cumulatively for the three quarters of 2004 and 2003.

1.2 The financial statements have been prepared on the assumption that the Group companies will further continue their business operations.

1.3 The consolidated report of the Orbis Group includes:
- integrated financial statements of all the organizational units of the Company Orbis S.A. that keep separate accounts,
- financial statements of Hekon - Hotele Ekonomiczne S.A. and consolidated financial statements of PBP Orbis Sp. z o.o. and consolidated financial statements of Orbis Transport Sp. z o.o., that have been fully consolidated,
- financial statements of Orbis Casino Sp. z o.o., accounted for by the equity method,
- financial statements of UAB Hekon – a subsidiary company of Hekon Hotele Ekonomiczne, that have been fully consolidated.

The companies listed below have not been consolidated:
- associated directly:
  - Wioska Turystyczna Wilkasy Sp. z o.o.,
  - P. H. "Majewicz" Sp. z o.o.,
  - Globis Poznań Sp. z o.o.,
  - Globis Wrocław Sp. z o.o.
  - Conbis Sp. z o.o.
- associated indirectly
  - AutoOrbisBus SARL

The financial statements of the above-mentioned companies as at September 30, 2004 have not been consolidated on the basis of Article 4.1 and Article 58.1.1 of the Accounting Act of September 29, 1994, as figures they have reported are not essential for the implementation of the obligation of a fair and clear presentation of the financial standing and property in possession of the Company as well as its financial results.

2. The accounting principles

The following accounting principles have been applied for the purpose of preparing the financial statements for the 3rd quarter of the year 2004:

2.1 Basis for preparation of the financial statements

The financial statements of the Orbis Group have been prepared on the basis of accounting books kept in accordance with the Polish Accounting Standards, i.e. the Polish Accounting Act of September 29, 1994, as further amended. The principle of historic cost accounting was adopted for the purpose of preparing the financial statements.

2.2 The principles of consolidation

The consolidated financial statements prepared as at September 30, 2004, include the financial statements of the joint-stock company Orbis S.A., the financial statements of the joint-stock company Hekon-Hotele Ekonomiczne S.A., in which Orbis S.A. holds 100% of shares, the consolidated financial statements of a limited liability company Polskie Biuro Podróży Orbis Sp. z o.o., in which Orbis S.A. holds 86.72% of shares, the consolidated financial statements of a limited liability company Orbis Transport Sp. z o.o., in which Orbis S.A. holds 98.30% of shares, the financial statements of a limited liability company Orbis Casino Sp. z o.o., in which Orbis S.A. holds a stake of 33.33% as well as financial statements of UAB Hekon, in which Hekon Hotele Ekonomiczne S.A. (a subsidiary company of Orbis S.A.) holds a 100% stake.

Each share held by Orbis S.A. in PBP Orbis Sp. z o.o. and in Orbis Transport Sp. z o.o. represents one vote. However, in the case of voting on matters involving:

1. amendments to the company's Articles of Association, including alteration of the company's core business,
2. merger of companies,
3. winding-up of a company,
4. sale of the company's business,

as well as in the instances of voting upon the company's transformation, Orbis S.A. is entitled to cast two votes per each share held.
There exist no preference shares in Hekon S.A.

On the basis of Article 4 section 4 and Article 58 section 1 point 1) of the Accounting Act, Orbis S.A. adopted as its accounting principle (policy), that subsidiaries and affiliates will be consolidated, if their contribution to the balance sheet total or net sales of goods, products and income from financial operations of the controlling (dominant) entity exceeds 3%. Associated companies whose contribution to the balance sheet total or net sales of goods, products and income from financial operations of the controlling (dominant) entity exceeds 5% will be accounted for by the equity method in the consolidated financial statements. The total share of entities excluded from consolidation in the balance sheet total or net sales of goods, products and income from financial operations of the controlling (dominant) entity may not exceed 10%. At the same time, entities which fulfill the above criteria of elimination from consolidation might be included in the consolidated financial statements if they are essential for other reasons.
Orbis S.A. subsidiaries adopted similar accounting principles in this respect as regards the companies constituting their groups.

By virtue of decision of the Management Board, Hekon Hotele Ekonomiczne S.A. does not prepare the consolidated financial statements. Orbis S.A. consolidates the company UAB Hekon on the basis of Article 56 section 2 of the Accounting Act.

2.3 Intangible fixed assets

The intangible fixed assets shown in the financial statements have been valued at their acquisition cost or cost of manufacture less cumulative depreciation write-offs calculated according to the rates reflecting their usable life and less write-offs for a permanent impairment.

2.4 Tangible fixed assets and depreciation

Fixed assets are valued as at the date of their entry into accounting books at acquisition price or cost of manufacture. Fixed assets obtained gratuitously are valued at the net selling price of the same or a similar component of fixed assets.

As at the balance sheet day, fixed assets are valued at acquisition cost or cost of manufacture or at re-assessed value (following revaluation of fixed assets) less accrued depreciation write-offs and write-offs for a permanent impairment.

Fixed assets have been revalued from time to time in the past according to their market value or indices announced by the President of the Central Statistical Office. The net result of fixed assets revaluation is appropriated directly to the Company's equity. The last revaluation of the fixed assets was performed as at January 1, 1995.

Work in progress is appraised at the acquisition price or cost of manufacture, taking into account the cost of servicing liabilities taken for the purposes of their financing and related exchange rate differences minus income derived therefrom. In case of a permanent impairment of a fixed asset under construction, its value is re-estimated so that it equals the net selling price or, in the absence of the net selling price, the fair value of the fixed asset determined otherwise.

The titles to the perpetual usufruct of land reported for the first time in the balance sheet, due to the fact that the land has been gratuitously acquired from the local administrative authorities, have been recorded at prices stated in the decisions of the local administrative authorities, issued at the time of hand-over of these titles, that constitute the basis for the calculation of an initial fee for the use of this land. The value of the title to perpetual usufruct is not depreciated.

The housing cooperative member's title to buildings and premises has been reported at the acquisition price.

2.5. Depreciation

The rate of depreciation reflecting the useful life of a given assets component is determined as at the date of acquisition of a component of intangible fixed assets and fixed assets.

The useful life of a component of fixed assets serves as the basis for the establishment of a period and rate of depreciation of intangible fixed assets as well as the period, the annual rate and method of depreciation of fixed assets.

Depreciation write-offs and the final write-offs are made, starting from the first day of the month following the month in which a given asset was accepted for use, until the end of the month in which the value of depreciation write-off became equal to its initial value or in which an asset was designed for liquidation, sold or its shortage was reported.

2.6 Long-term investments

Long-term investments comprise assets kept by the Companies for the purposes of deriving economic benefit, among others real property, long-term financial assets (shares and interest in other companies and long-term securities), intangibles as well as works of art. As at the acquisition date they are reported according to the acquisition price or purchase price, if the costs of concluding and settling the transaction are insignificant.

As at the balance sheet day they are valued at the market price appraised on the basis of a valuation performed by an independent expert, except for works of art, the value of which is specified in specialist catalogues.

The titles to the perpetual usufruct of land reported for the first time in the balance sheet and classified as long-term investments are accounted for at prices stated in first decisions issued by local administrative authorities constituting the basis for the calculation of an initial fee for the use of this land, and as at the balance sheet date they are appraised to reflect their market value.

2.7 Interest in subsidiaries, affiliates and associated companies

Interest in subsidiaries, affiliates and associated companies regarded as fixed assets have been valued at acquisition price less depreciation write-offs for a permanent impairment.

2.8 Short-term investments

Short-term investments in non-financial assets are reported as at the date of their acquisition at acquisition price or purchase price if the costs of concluding and settling the transaction are insignificant. As at the balance sheet day, they are valued at the acquisition price or market value (fair value), whichever is lower, while short-term investments for which no active market can be found are determined otherwise according to their fair value.

The titles to the perpetual usufruct of land reported for the first time in the balance sheet and classified as short-term investments have been recorded at prices stated in the first decisions of the local administrative authorities that constitute the basis for the calculation of an initial fee for the use of this land.

2.9 Derivatives

Derivatives are reported when the Companies become a party to a binding contract.

As at the balance date derivatives are appraised at their fair value. Derivatives with fair value exceeding "zero" are treated as financial assets, while derivatives with negative fair value are reported as financial liabilities.
Profit or loss derived from derivatives is reported in financial income or expenses, accordingly and, in the cashflow statement as a flow from operating activities.

2.9.1 Derivatives incorporated in contracts

Derivatives incorporated in contracts are based on contractual stipulations contained in executed agreements, by virtue of which a part or all cash flows derived from the given contract change in a manner similar to that which would have been caused by standalone

derivatives. They form part of the so-called basic contracts. Derivative instruments incorporated in lease contracts made in a currency typical for such transactions (US$) are not recognized.

2.10 Receivables and liabilities

Receivables and liabilities, save for those resulting from financial instruments, are valued, as at the date of their entry into accounting books, at their nominal value, with due adherence to the principle of prudence. As at the balance sheet date, receivables and liabilities are reported at the actual value due to be paid.

Transactions in foreign currencies are reported as at the date of economic transaction according to the average rate of exchange of the given currency quoted by the National Bank of Poland (NBP), unless other exchange rate was specified in a customs declaration or other document binding upon a given company. As at the date of preparation of the financial statements, all receivables and all liabilities denominated in foreign currencies are valued (converted) according to the average exchange rate quoted by the National Bank of Poland on the last day of the reporting period.

Receivables are revalued considering the degree of probability that the debt is collectible by way of a revaluation write-off to reduce the value of receivables.
Revaluation write-offs are made for receivables:
- due from debtors that have been put into liquidation or bankruptcy,
- due from debtors involved in financial composite agreement proceedings with creditors or undergoing conciliatory proceedings,
- questioned by debtors (litigious),
- due from debtors involved in remedial proceedings,
- under litigation,

up to 100% of the amount due.

Furthermore, the following general revaluation write-offs are made to update receivables that have been:
- overdue for 6 – 9 months – up to 50% of the amount due,
- overdue for 9 – 12 months – up to 80% of the amount due,
- overdue for over 12 months – up to 100% of the amount due.

2.11 Inventories

Tangible current assets are appraised at the mean weighted purchase price at the date of their acquisition. The acquisition costs (cost of transport, storage, etc.) of raw materials, semi-products, packing and goods is posted to costs in its entirety at the moment of payment. The weighted mean purchase price is applied for the purposes of valuation of outgoing raw materials, semi-products and packing.

During the reporting period, products in hotel shops are valued at their inventory price determined at the level of a retail price comprising the purchase price, the trade margin and the output VAT. As at the balance sheet date, the value of inventories is adjusted to take into account the VAT and the deflections from the trade margin, hence as a result the value of goods reaches the purchase price.

Tangible current assets are reported at the purchase price or net sale price, whichever is lower.

If an event that permanently reduces the value of inventories occurs during the financial year, revaluation write-offs are made.

2.12 Cash and cash equivalents

As at the balance sheet date, cash and cash equivalents denominated in PLN are appraised according to their nominal value, while cash and cash equivalents denominated in foreign currencies are converted into PLN at the average exchange rate of National Bank of Poland, except for cash in the exchange offices, that is valued at purchase price, not exceeding the average exchange rate of the National Bank of Poland (NBP) fixed for that day.

2.13 Deferred expenses, accrued expenses and deferred income

As at the balance day, deferred expenses are reported according to their initial value less write-offs that had been posted to expenses by the balance sheet day. Deferred income is reported, as at the balance sheet day, at their initial value less write-offs, made prior to the balance sheet day, reflecting the deletion of deferred income item that would either generate income or be posted to capital.

Deferred income is reported according to the principle of prudence and includes, in particular, the equivalent of payments received or due from business partners for services which will be provided in the next reporting periods or cash received to finance the acquisition or manufacturing of fixed assets, equivalent of fixed assets under construction acquired gratuitously, fixed assets and intangibles and a negative goodwill.

Accrued expenses are accounted according to the value of probable liabilities relating to the given reporting period, resulting in particular from services provided by business partners.

2.14 Deferred income tax

Deferred income tax assets are determined as being equal to the amount estimated to be deducted from the income tax in the future as a result of temporary differences in minus, which would in the future reduce the taxation base, as well as the value of a tax loss that may be deducted in the future, calculated according to the principle of prudence.
The main factors that affect the occurrence of negative temporary differences are as follows:

- applying tax depreciation rate which is lower than the rate applied for accounting purposes,
- accrued but unpaid interest on loans, under executed contracts,
- accrued unrealized negative foreign exchange differences,
- set up provisions for anticipated liabilities and losses, including cost-related provisions, which are certain to generate a tax cost at the time of their use,
- assets revaluation write-offs that have already been made, but in the future would reduce the taxation base.

Provision for deferred income tax is set up in the amount of the income tax to be due in the future in connection with the occurrence of positive foreign exchange differences, i.e. differences that would bring about an increase in the taxation base in the future.
The main factors affecting the creation of positive temporary differences include:
- applying a higher depreciation rate for tax purposes than for accounting purposes,
- reporting income on unpaid interest on loans granted or other financial assets,
- accrued unrealized positive foreign exchange differences,
- assets revaluation up to the fair value exceeding their acquisition value.

The amount of a provision and assets for the deferred income tax is determined, as at the balance sheet day, in consideration of income tax rates applicable in the year in which the tax liability originated, as a product of the sum of temporary differences (positive and negative, accordingly) and the income tax rate applicable in the year in which the tax liability originated.

Deferred tax on income and expenses posted directly to shareholders' equity is also posted that equity.

2.15 Equity

Equity and other assets and liabilities are assessed at their nominal value.

The share capital of the Orbis Group is composed of the share capital of Orbis S.A. that is reported according to the amount specified in an agreement or Statutes and entered in the court register. The share capital must be valued at least as often as any change in its nominal value occurs.

The reserve capital is created from annual write-offs amounting to at least 8% of net profit, until this capital reaches at least 1/3 of the share capital.

Reserves are created, independently of the reserve capital, from net profit up to the amount determined by the General Assembly of Shareholders.

The revaluation reserve capital is set up as at the day of:
- fixed assets revaluation performed in the Company pursuant to separate provisions of the law;
- valuation of long-term investments in financial and non-financial assets over and above their initial value (valuation at fair value);
- reporting of a surplus of a nominal value of taken up shares/interest over the value of property contributed in return;
- reporting of the amount of the deferred income tax settled with the revaluation reserve capital;

The revaluation reserve capital is created (or increased) additionally as a result of effects of financial instruments.

Other reserve capitals are created in the amount equivalent to the value of titles to the perpetual usufruct of land granted to the Companies of the Group by virtue of decisions of the local administrative authorities and entered for the first time in the balance sheet as Companies' assets at prices stated in the first decisions of the local administrative

authorities that constitute the basis for the calculation of an initial fees for the use of this land. The value of the reserves may not be reclassified as reserve capital, except when the titles to the perpetual usufruct of land are sold.

2.16 Provisions

Provisions are set up for future liabilities that are certain or highly likely to arise and the amount of which can be reliably assessed.

Provisions for liabilities are created and classified depending on the reason for their creation in the following groups:

- provisions for current and deferred income tax;
- provisions for liabilities, particularly for retirement severance pays and jubilee awards, losses incurred in the course of on-going business transactions, including those under guarantees given, sureties, loan operations, and results of pending court proceedings;
- restructuring provisions.

Provisions are created in a justified and reasonably assessed amounts as at the date of the occurrence of an event making it necessary for such a provision to be set up, not later however than at the end of the reporting period. As at the balance sheet day, the balance of provisions is verified and appropriate adjustments are made, if necessary, so that the balance of provisions reflects the current, most reliable assessment of its value.

2.17 Principles of determining the income

In the Orbis Group, the net income is an outcome of:

a) operating income:
  - income (loss) on basic operating activities,
  - income (loss) on other operating activities,

b) income on financial operations,

c) extraordinary items,

d) obligatory charges on income in the form of the income tax paid by Orbis Group Companies and equivalent payments due by virtue of separate regulations, broken down into:
  - current income tax resulting from the taxation base;
  - deferred income tax representing a change of the balance of assets and provisions for the deferred income tax.

The income on basic operating activities constitutes a difference between income and expenses generated and incurred in relation to the basic operating activities of the Companies. Sales of services are valued according to services rendered.

The income on other operating activities constitutes a difference between income and expenses directly relating to the basic operating activities of the company. Other operating income and expenses embrace the following:

- income and expenses being a result of ongoing events that took place in the course of the reporting period,
- income and expenses being a result of alterations in estimates made at the valuation of assets and liabilities other than financial liabilities,
- income derived from profits generated in the preceding years being posted forward.

The income on financial operations constitutes a difference between financial income and financial expenses comprising the following groups:

- income from interest, dividends and other benefits resulting from keeping financial assets;
- costs of discount and interest on financial liabilities,
- income in the form of interest on trade debtors and other receivables, other than those treated as financial assets and costs of interest on trade creditors and other liabilities not posted to financial liabilities,
- income on and costs of foreign exchange differences,
- income from the reinstatement of the value of financial assets up to the amount of write-off for impairment previously posted to financial expenses,
- costs of estimates and changes thereof at the time of valuation of assets and financial liabilities,
- income relating to the increase in the value of short-term financial assets over their initial value up to their market price value,
- income on the sale of investments, as broken down to income on the sale of investments in financial and non-financial assets and costs of sale of financial assets,
- costs of current transactions connected with financial operations.

Extraordinary items represent a difference between profits and losses being a result of occurrence of events that are difficult to be foreseen, not connected with the operating activities of an entity and not related to the general risk of conducting operations. It applies particularly to disasters, fires, floods and other Acts of God. The result on extraordinary operations includes profits or losses generated in the current period that occurred as a result of Acts of God.

Current income tax, charged to the financial result of the reporting period, is determined according to the amount of income tax due, as shown on the tax return for the current reporting period, net of the amount of the current income tax for past years if it is classified as a material (fundamental) fault which is reported in shareholders' equity as an adjustment of profit/loss from past years.

Deferred income tax charged to the financial result of the reporting period constitutes a change in assets and provisions for deferred income tax being a result of events reported in the financial result covering that period.

3. Analysis of information contained in the report – the balance sheet

As at the end of the 3rd quarter of 2004, the balance sheet total remained at the level reported at the end of the preceding quarter, but differed quite significantly from the balance sheet total disclosed at the end of the comparative period of past year (20%), which is, first and foremost, attributable to consolidation of the company Hekon Hotele Ekonomiczne S.A. in the 4th quarter of 2003.

The most significant impact on balance sheet items and results generated by the Orbis Group was exerted by the controlling company. Assets of consolidated subsidiary companies accounted merely for 22.8% of assets of all the Group companies

consolidated in the 3rd quarter of 2004. Sales of finished products, goods and raw materials generated by Orbis S.A. contributed a 58.3% share in income of the above mentioned companies.

3.1 Assets

The structure of the Group's assets is traditionally dominated by fixed assets (88.0% of total assets), with the prevailing share contributed by the tangible fixed assets of the controlling company – hotel buildings, land as well as titles to perpetual usufruct of land. As a result, tangible fixed assets contributed a 89.9% share in fixed assets and 79.1% in total assets.

As at the end of the 3rd quarter of 2004, fixed assets were by 25.5% higher than as at the end of the corresponding period of past year, and remained at the level nearing that reported at the end of the preceding quarter.

This was predominantly affected by the aforementioned consolidation, at the end of 2003, of the company Hekon – Hotele Ekonomiczne S.A., acquired at the end of October 2003.

As at the end of the 3rd quarter of 2004, long-term investments increased by over 2.5 times as compared to the end of the corresponding period of 2003. This results predominantly from the reclassification, as early as at the end of the semi-annual period of 2004, of titles to perpetual usufruct of land and the Bristol Hotel real property developed on that land from short-term investments to long-term investments. Presently this real estate is leased and is not intended to be sold within the period of 12 months as from the balance sheet date.

In current assets, a dominant role is played by short-term investments (50.4% share in current assets), followed by current receivables (37.9%).

As at the end of the 3td quarter of 2004, current assets were by 9.1% higher than at the end of the preceding quarter.

This is predominantly attributable to an increase in short-term financial assets by 55.3% as compared to the 2nd quarter of 2004, brought about by the purchase of tradable securities by the controlling company.

At the same time, in the course of the quarter, short-term deferred expenses fell by 40.1%, mainly as a result of posting costs related to the entire year, including payroll & related expenses, titles to perpetual usufruct of land and subscriptions, to the result.

Current receivables dropped by 9.2% as compared to the 2nd quarter of 2004 and by 5.2% as compared to the corresponding period of past year. The dominant item is, traditionally, trade debtors; and all the companies forming the Group execute the prevailing part of their transactions with companies that do not belong to the Group.

3.2 Shareholder's equity and liabilities

The shareholders' equity of the Orbis Group comprises the share capital of the controlling company, the reserve capital, the revaluation reserve capital, other reserve capitals, past years' profit brought forward and the net profit. The ratio of shareholders' equity to total liabilities fluctuates slightly and, in the 3rd quarter of 2004, accounted for

68.8% of the Group's total liabilities. The share capital accounted for 7.3% of the shareholders' equity, the reserve capital for 61.2% and the revaluation reserve capital for 20.9%, while other reserve capitals for 5.0%.

Changes within the capitals resulted predominantly from reallocations within the shareholders' equity in connection with the sale of fixed assets (including titles to perpetual usufruct of land), covering of past years' losses and distribution of profit for 2003 that has been appropriated to the reserve capital and dividends.

Liabilities and provisions accounted for 30.7% of liabilities. Long-term liabilities represented 58.4% of that item, short-term liabilities 20.4%, while provisions for liabilities 16.0%. Accrued expenses and deferred income accounted for 5.3% of liabilities and provisions for liabilities and comprise mainly deferred operating income and accrued expenses.

At the end of the 3rd quarter of 2004, provisions for liabilities rose by approx. 9.2% as compared to the figure reported in the 3rd quarter of past year and, at the same time, went up by 6.4% as compared to the 2nd quarter of 2004.

As compared to the past year, other short-term provisions went up over three times, which is chiefly a result of a provision set up by Orbis S.A. for potential future legal obligations related to pending litigation concerning the establishment of the ownership title to the building housing the Europejski Hotel, amounting in aggregate to PLN 5,617 thousand, and a provision of PLN 2,025 thousand for liabilities towards employees of the Europejski Hotel.

As compared to the end of the 3rd quarter of past year, a major change was noted in long-term liabilities that grew more than four times, mainly as a result of a long-term credit granted to Orbis S.A. in 2003 by a banks' consortium for the purchase of shares in Hekon Hotele Ekonomiczne S.A.

4. Analysis of information contained in the report – statement of shareholders' equity

In the 3rd quarter of 2004, no changes occurred in the share capital of the Group.

As compared to the end of the 3rd quarter of 2003, the reserve capital went up by 4.3%, and the growth is predominantly due to reallocations within the shareholders' equity related to the distribution of profit generated by Orbis S.A. in 2003 and covering past years' losses with funds from the reserve capital as well as from reclassification of insignificant amounts from reserve capitals in connection with the sale of fixed assets (including titles to perpetual usufruct).

As at the end of the current period, the revaluation reserve capital went down by approx. 1.5% as compared to the corresponding period of past year, remaining at a level close to that reported at the end of the 2nd quarter of 2004. Changes in the revaluation reserve capital resulted from the fact that part of revaluation write-off for threatened permanent impairment of the building of Hotel Europejski, to reflect the revaluation made by the authorities as at the year 1995, was posted to the revaluation reserve capital, and from the sale of fixed assets.

Minor negative changes in other reserve capitals as compared to the 3rd quarter of 2003 (nearly 3%) result from the sale of titles to perpetual usufruct of land granted by virtue of administrative decisions and from posting their value to the reserve capital.

Consequently, at the end of the reporting period, other reserve capitals totaled PLN 63,210 thousand.

As at the beginning of the year 2004, the past years' result closed with an amount of PLN 43,496 thousand and comprised, apart from consolidation adjustments, undistributed profit for the year 2003 as well a loss that was incurred predominantly in the preceding year as a result of correction of a fundamental fault of PLN 3,383 thousand, made in the 4th quarter of 2003 by the controlling company that related to the settlement of exchange rate differences on a credit facility of EUR 10 million taken in the preceding years for the purposes of financing modernization works in hotel buildings. In the 2nd quarter of 2004, the General Assembly of Shareholders of Orbis S.A. distributed the profit for 2003 and allocated the amount of PLN 28,800 thousand to the reserve capital and the amount of PLN 15,666 thousand for the payment of dividend to shareholders. Also, a decision was taken to cover the loss of PLN 3,383 thousand with funds from the reserve capital. Similarly, the General Assembly of Shareholders of Hekon Hotele Ekonomiczne S.A. distributed the profit for 2003 and allocated PLN 959 thousand to the reserve capital and PLN 11,027 for the payment of dividend. Orbis Transport Sp. z o.o. allocated its profit to the reserve capital, while PBP Orbis covered a minor loss with funds from that capital.

As at the end of the 3rd quarter of 2004, the shareholders' equity amounted to PLN 1,265,365 thousand.

5. Analysis of information contained in the report – the cashflow statement

The cashflow statement of the Group is prepared by an indirect method. Total flows in the Group are most significantly affected by the performance of the controlling company.

In the 3rd quarter of 2004, net cash flows from operating activity closed with a positive value, reaching a level by 94.0% higher than in the corresponding period of the past year. This is to a certain extent attributable to a better net result generated in that period. The impact exerted by the net result generated in the reporting period is reflected in a ratio of profit to surplus in cashflows from operating activity for the 3rd quarter that stood at 55.9%.

Similarly to the preceding periods, the basic "expenses" item affecting the Company's financial income is depreciation. This item grew by 30.1% as compared to the 3rd quarter of 2003. The growth is attributable to an increase in tangible fixed assets and intangible assets in the entire Group.

The next, in terms of absolute values, item is the adjustment for changes in liabilities and changes in receivables. Most significant influence on presented data was exerted by the cashflow statement of PBP Orbis Sp. z o.o. owing to specific features and seasonal nature of its operations (61.6% and 67.5% share, respectively, in adjustments of all consolidated companies of the Group cumulatively for the three quarters of 2004).

A remarkable growth reported in the 3rd quarter of 2004, as compared to the corresponding period of the past year, in the adjustment related to exchange rate differences was attributable mainly to the posting of non-realized exchange rate differences on the foreign currency credit facility taken by Orbis S.A. for the purchase of Hekon Hotele Ekonomiczne S.A. shares. On the other hand, a major adjustment in the

"Other" item includes predominantly valuation of a financial instrument purchased by Orbis S.A. and write-offs made to revalue tangible and financial fixed assets.

In the 3rd quarter of 2004, the investment activity of the Orbis Group was dominated by investment expenditure incurred in connection with the purchase of short-term tradable securities that was not set-off with income derived from the sale of these securities.

Consequently, flows from investment activity closed with a negative balance.

As regards the financial activity, the Group reported minor negative net cash flows. In the presented period covering three quarters of 2004, the Group generated income on financial liabilities taken by Orbis Transport Sp. z o.o. and PBP Orbis Sp. z o.o. The expenditures side was dominated by the repayment of loans and credits and related interest as well as payment of installments under financial lease contracts entered into by PBP Orbis.

6. Performance of the Orbis Group

6.1 The overall result of the Orbis Group can be broken down as follows:

1. Performance of consolidated companies, i.e.:

Orbis S.A.	profit of PLN	65,910 thousand
Hekon S.A.	profit of PLN	17,353 thousand
PBP Sp. z o.o.	profit of PLN	2,956 thousand
Orbis Transport Sp. z o.o.	profit of PLN	10,819 thousand
UAB Hekon	loss of PLN	- 4,096 thousand
Total profit	PLN	92,942 thousand

2. and the following adjustments:

- share of minority shareholders in the profit of PBP	PLN	-393 thousand
- share of minority shareholders in the profit of Orbis Transport	PLN	- 184 thousand
- share in the profit of Orbis Casino Sp. z o.o.	PLN	1,116 thousand
- consolidation adjustments	PLN	- 22,457 thousand
Total adjustments	PLN	- 21,918 thousand
Total as at September 30, 2004	PLN	71,024 thousand

6.2. In the 3rd quarter of 2004, **Orbis S.A.** reported net sales at the level of PLN 168,270 thousand, i.e. by 1.2% lower than sales generated in the 3rd quarter of 2003. The occupancy rate in hotels in the 3rd quarter of 2004 equaled 57.3% and was by 2.8% higher as compared to the corresponding period of past year. Orbis S.A. hotels reported the Average Daily Rate (ADR) of PLN 189.1, i.e. lower by 6.6% as compared to the 3rd quarter of 2003. In the 3rd quarter of 2004, the Revenue per Available Room (RevPAR) equaled PLN 108.4, and was by 1.7% lower than RevPar generated in the preceding year (PLN 110.3). The number of rooms sold in Orbis S.A. hotels in the 3rd quarter of 2004

totaled 527,635, i.e. by 5.2% more as compared to the corresponding period of past year, with 920,828 available rooms/nights. In 2003 and 2004, the calculations were based on the number of built rooms, i.e. 10,009 rooms.

During the three quarters of 2004, net sales generated by Orbis S.A. amounted to PLN 453,803 thousand and exceeded the sales reported in the first three quarters of 2003 by 2.7% (PLN 441,842 thousand). In that period, the occupancy rate in hotels stood at 47.6% and was by 3.3% higher as compared to the three quarters of 2003. The Average Daily Rate (ADR) equaled PLN 199.4, i.e. lower by 5% as compared to the corresponding period of the preceding year (PLN 209.9). In the three quarters of 2004, the Revenue per Available Room (RevPAR) equaled PLN 94.8 and was by 1.9% higher than in the corresponding period of 2003. The number of rooms sold in Orbis S.A. hotels in the three quarters of 2004 totaled 1,304,088, i.e. by 7.6% more as compared to the corresponding period of 2003 (1,211,424 rooms).

The third quarter is traditionally a period of intensified activity both in the tourism and business sectors, which strongly affects the sales of hotel services. Increased sales of room services in the third quarter of 2003, as compared to the corresponding period of 2003, is related to an economic stabilization on the Old Continent and in the North America. In the light of favorable economic signals, a higher growth in sales could be expected, yet, absence of stabilization of prices on the crude oil market exerted a significant impact upon the levels of transport services prices. Fuel prices considerably influence also individual motorized tourist traffic. The more and more developed network of cheap air carriers, offering connections from a large number of European capitals to major Polish towns and cities also has a bearing on the increased number of tourists.

Moreover, favorable correlation of prices in Poland influences the frequency at which guests from the other EU Member States visit Poland. Despite a less advantageous EUR/PLN rate of exchange as compared to the year 2003, prices continue to be attractive and the quality of rendered tourist services is comparable to those offered in the countries that were Member States of the European Union before May 1, 2004.

Growth in the sales of hotel services has also been brought about by the modern sales tool used by Orbis S.A., namely OrbisOnLine, offering access to hotel services via the Internet. The efficiency of this solution is reported to be rising systematically; in the 3rd quarter of 2004 OrbisOnLine was expanded to include new hotels of the Group in its offer.

The rate of GDP growth in Poland in the 3rd quarter of 2004, as assessed by the Ministry of Finance, is to stand at approx. 4.6%, which translates into a decline in the dynamics as compared to the preceding quarters of 2004. Despite a lower GDP dynamics, the 3rd quarter of 2004 witnessed an increase in the sales of rooms as compared to the 3rd quarter of 2003, both to business clients (+10.1%) and to tourists (+1.7%).

During the three quarters of 2004, a growth was reported in both, the tourist segment (+4.2%) and in the business segment (+10.9%). The share contributed by business clients to the number of rooms sold in the 3rd quarter of 2004 totaled 43.9% (42% in the

year 2003), while the share contributed by tourists stood at 56.1% (58% in 2003). During the three quarters, the share of tourists equaled 47.3% (48.9% in the corresponding period of 2003) and the share of business clients totaled 52.7% (51.1% in the corresponding period of 2003).

In the 3rd quarter of 2004, the Average Daily Rate (ADR) in the business segment stood at PLN 225.8 and fell by 8% as compared with the corresponding period of past year (PLN 245.5). As for the tourist segment, the Average Daily Rate equaled PLN 159.4 and was by 6.7% lower than the Average Daily Rate in the 3rd quarter of 2003 (PLN 170.8).

In the 3rd quarter of 2004, sales of rooms in the tourist segment grew by 1.7% as compared to the year 2003, and reached the level of 295,767. On the other hand, during the three quarters of 2003, 616,813 rooms were sold to tourists, which reflects a growth by 4.2% (591,904 in the three quarters of 2003). The increase in the tourist segment is attributable to the above mentioned competitiveness in terms of prices as well as to the quality of tourist services rendered in Poland and successful measures promoting Poland on an international arena, taken by governmental and non-governmental organizations

During the three quarters of 2004, the Average Daily Rate (ADR) in the tourist segment stood at PLN 161.8, i.e. by 5.3% lower as compared to the 3rd quarter of 2003. Also in the business segment a 5.9% decline was reported in the Average Daily Rate as compared to the corresponding period of past year, the ADR reached the level of PLN 232.7 (PLN 247.2 in 2003).

In the 3rd quarter of 2004, Poles accounted for 26.9% of all guests visiting Orbis S.A. hotels and the share they contributed went up by 0.8% as compared to the 3rd quarter of 2003 (26.1% in 2003), in the circumstances marked by a growth in sales of rooms by 8.5%, up to 141,990 (130,876 rooms in the 3rd quarter of 2003). In the 3rd quarter of 2004, the share of foreigners in the number of rooms sold equaled 73.1% and fell by 0.8% as compared with the 3rd quarter of 2003 (73.9% share), however, the number of rooms sold rose by 4.1% to reach 385,645 (370,550 rooms were sold in 2003).

In the 3rd quarter of 2004, Germans represented the most numerous group of foreigners, contributing a 29.5% share to the total number of rooms sold; their share was slightly higher than in the 3rd quarter of 2003 (29%). An increase in the contributed share was accompanied a 7.2% rise in the number of rooms sold to guests from Germany that totaled 155,758 (145,241 rooms in the 3rd quarter of 2003). Guests from USA and Canada, accounting for 5.9% of all guests, constituted the second largest group of foreigners staying at Orbis hotels. The number of rooms sold to that group of guests declined slightly, by 5.3% as compared to the 3rd quarter of 2003, and reached the level of 31,158. The next groups, in terms of their number, included guests from Scandinavia, with a 5.8% share, this figure being by 0.2% lower than in the corresponding period (6% in the third quarter of 2003). Sales to that group of guests rose insignificantly by 0.6% to the level of 30,504 rooms. Next groups of Orbis hotels guests in terms of the share in the rooms sold included the citizens of: Italy - 4.8%, Great Britain - 3.5%, Spain - 3.2% and France - 3.1%.

In the three quarters of 2004, Poles accounted for 34.2% of all guests visiting Orbis S.A. hotels and the share they contributed went up by 1.4% as compared to the first three quarters of 2003 (32.8%). The number of rooms sold to Poles over that period went up by 12.2% as compared to the corresponding period of 2003, reaching the level of 445,356 rooms (397,052 rooms sold in the three quarters of 2003). The share of foreigners in the number of rooms sold decreased by 1.4% to the level of 65.8% (67.2% in the three quarters of 2003). Despite a drop in the contributed share, the number of rooms sold to foreign guests grew by 5.4% to attain 858,731 (814,372 in the three quarters of 2003). The share contributed by guests from Germany to the total number of rooms sold stood at 24.5% in the three quarters, i.e. an insignificant decline by 0.1% was observed as compared to the three quarters of 2003 (24.6% in the three quarters of 2003). On the other hand, the number of rooms sold to that group of guests increased considerably up to the level of 320,130, reflecting a growth by 7.3% as compared to the preceding period of past year (298,418 rooms sold in 2003). Scandinavians constituted the second largest group of guests of Orbis S.A. hotels and in the three quarters of 2004 they contributed a 5.8% share (6.3% in the three quarters of 2003). The subsequent groups of Orbis hotels guests, from the point of view of the share contributed to the number of rooms sold, were formed by the citizens of: USA and Canada – 4.9% (5.1% in 2003), Italy - 4.2% (4.8% in 2003), Great Britain - 3.4% (4.2% in 2003), Israel - 3.3% (3.1% in 2003), France - 3.1% (3.3% in 2003).

Operating results of Orbis S.A. hotels

	quarter current year	*quarter past year*	*change in %*	*current year cumulatively*	*past year cumulatively*	*change in %*
Occupancy rate	57.3%	54.5%	+2.8	47.6%	44.3%	+3.3
Average Daily Rate (ADR)	PLN 189.1	PLN 202.5	-6.6	PLN 199.4	PLN 209.9	-5.0
Revenue per Available Room (RevPAR)	PLN 108.4	PLN 110.3	-1.7	PLN 94.8	PLN 93.1	+1.9
Number of rooms sold	527 635	501 426	+5.2	1 304 088	1 211 424	+7.6
Number of rooms	10 009	10 009	+ 0.0	10 009	10 009	0.0
Structure of rooms sold in %			*change in percentage points*			*change in percentage points*
Poles	26.9%	26.1%	-0.8	34.2%	32.8%	-1.4
Foreigners	73.1%	73.9%	+0.8	65.8%	67.2%	+1.4
Business clients	43.9%	42%	-1.9	52.7%	51.1%	-1.6
Tourist clients	56.1%	58%	+1.9	47.3%	48.9%	+1.6

In 2003 and 2004, calculations were based on the number of build rooms (10009).

The share of net sales of products, merchandise and raw materials in total income amounted to 93.9% in the 3rd quarter of 2004 and to 98.3% in the 3rd quarter of 2003, while the share of cost of sales, including distribution expenses as well as general

overheads and administrative expenses, in total costs totaled 91.5% in the current period, and 97.3% in the 3rd quarter of 2003. The proportions between comparable periods are similar, if calculated on a cumulative basis.

In the 3rd quarter of 2004, the net sales of products, merchandise and raw materials are only by 1.2% lower than sales generated in the corresponding period of time in 2003, whilst the costs of sales incurred in that period also declined by 1%, distribution expenses went down by 4.1% and general overheads and administrative expenses grew by 4.4%.

Consequently, in the 3rd quarter of 2004, the Company generated a profit on sales amounting to PLN 39,412 thousand, which translates into a profit of PLN 69,801 thousand on a cumulative basis for the three quarters, i.e. by 12.3% more as compared to the three quarters of past year.

After the three quarters, other operating income grew by 61.8% as compared to the figure reported as at the end of September 2003 and this is predominantly a result of disposal of non-financial fixed assets, chiefly in the 1st quarter of 2004. This income was also higher (16.3%), if the two quarters of comparable periods are compared.

In the same period (three quarters), other operating expenses grew by 14.8% as compared with the corresponding period of preceding year. This is predominantly attributable to the revaluation of assets performed by the Company, including a write-off for a permanent impairment of the building of Hotel Europejski in the amount of PLN 1,926 thousand due to pending litigation and a write-off for the value of draft technical documentation of Grand Hotel in Sopot in the amount of PLN 2,016 thousand, that will not be used when the hotel is being upgraded. At the same time, the Company set up a provision for costs of employment restructuring in Hotel Europejski in the amount equivalent to 50% of anticipated costs, i.e. PLN 2,025 thousand.

In the 3rd quarter of 2004, the Company generated financial income amounting to PLN 9,048 thousand and incurred expenses amounting to PLN 8,136 thousand, or, cumulatively, PLN 35,510 thousand and PLN 21,940 thousand, accordingly.

Financial income, that on a cumulative basis increased by 23% as compared to the past year, includes, first and foremost, the amount of PLN 11,827 thousand resulting from allocation of dividends to Orbis S.A. by the subsidiary company Hekon – Hotele Ekonomiczne (PLN 11,027 thousand) and an associated company Orbis Casino Sp. z o.o. (PLN 800 thousand). These items account for 33.3% of total financial income for the three quarters of 2004. Also, positive exchange rate differences, as an effect of valuation, as at the balance sheet date, of forex credit facility taken for the purchase of shares in Hekon – Hotele Ekonomiczne S.A. in 2003, constitute a significant item on the income side.

The growth of financial expenses (over ten times, when compared on a cumulative basis) was related with the costs of valuation of a swap financial instrument acquired by the Company in the 2nd quarter of the current year. The said value, amounting to PLN 9,275 thousand, accounts for 42.3% of total financial expenses incurred by the Company

in the three quarters of 2004. This growth is also attributable to costs of servicing credits and loans taken by the Company (especially interest).

In the three quarters of 2004, the Company generated net profit of PLN 65,910 thousand, this figure being by 12.3% higher than in the corresponding period of past year.

Further measures aimed at Company employment streamlining contributed to the improvement of employment per room coefficient that went down from 0.48 in the first half of 2004 to 0.47 in the three quarters of 2004. In the three quarters of 2004, the average employment in the Company totaled 5,016 posts and was by 12.1% lower than in the corresponding period of the preceding year. In the three quarters of 2004, average salary amounted to PLN 2,716.73 and increased by 8.1% as compared to the three quarters of 2003.

6.3 In the three quarters of 2004, **Hekon - Hotele Ekonomiczne S.A.** reported sales at the level of PLN 69,817.5 thousand, i.e. by 9.9% higher as compared to the three quarters of 2003. In the 3rd quarter of 2004, sales were by 9.1% higher than sales generated in the 3rd quarter of 2003.

In the three quarters of 2004, sales of hotel services were realized against a backdrop of occupancy rate in hotels at 56.9%, and were by 6.1 percentage points higher as compared to the corresponding period of 2003 (in the 3rd quarter alone, a 6.5 percentage points increase was reported against the 3rd quarter of 2003). In the 3rd quarter 2004, the hotels' Average Daily Rate (ADR) declined by 2.9% and reached the level of PLN 215.54 (net of VAT).

Revenue per Available Room (RevPAR) amounted to PLN 132.01 (net of VAT) in the three quarters of 2004 and was by 8.4% higher as compared to the corresponding period of 2003 (PLN 121.80, net of VAT).

In the three quarters of 2004, most rooms were sold to the segment of individual clients, of which 41.4% were business clients and 25.6% tourist clients. The structure of group clients' segment was as follows: tourist groups 16.6%, business groups 16.4%.

In the three quarters quarter of 2004, Poles accounted for 46.3% of guests of Hekon – Hotele Ekonomiczne S.A (40.1% of all guests in the 3rd quarter alone). In the analyzed period, guests from Germany represented the most numerous group of foreigners and accounted for 13.8% of guests staying at hotels (Germans accounted for 15.7% of guests in the 3rd quarter). The next, as regards the number, group were Italians contributing a share at the level of 6.2% (8.1% in the 3rd quarter). The fourth significant group in the three quarters of 2004 were guests from France, with a 5.7% share (in the 3rd quarter – 5.2%) and from Great Britain, accounting for 3.7% of the total number of guests in the three quarters of 2004 (3.8% in the 3rd quarter).

Operating results of Hekon – Hotele Ekonomiczne S.A.

	quarter current year	*quarter past year*	*change in %*	*current year cumulatively*	*past year cumulatively*	*change in %*
Occupancy rate	64.3%	57.8%	+11.2	57.0%	50.9%	+12.0
Average Daily Rate (ADR)	PLN 215.5	PLN 221.9	-2.9	PLN 216.5	PLN 223.8	-3.2
Revenue per Available Room (RevPAR)	PLN 148.3	PLN 137.2	+8.1	PLN 132.0	PLN 121.8	+8.4
Number of rooms sold	86 274	77 710	+11.0	262 064	226 840	+15.5
Number of rooms	1 514	1 514	0	1 514	1 514	0
Structure of rooms sold in %			*change in percentage points*			*change in percentage points*
Poles	40.1%	35,7%	+4,4	46.3%	44,1%	+2,2
Foreigners	59.9%	64,3%	-4,4	53.7%	55,9%	-2,2
Business clients	44.0%	48,6%	-4,6	57.8%	55,4%	+2,2
Tourist clients	56.0%	51,4$	-4,6	42.2%	44,6%	-2,4

In the first three quarters of 2004, operating expenses amounted to PLN 53,033.1 thousand and went down by 2.2% as compared to the corresponding period of the preceding year as a result of a reduction in fixed costs that the company incurs – depreciation (a drop by 21.4%) and outsourced services (a decline by 3.9%). In the 3rd quarter of 2004 alone, expenses dropped by 46.0% as compared to the 3rd quarter of 2003 as a result of a 1.4% fall in depreciation costs, a 8.3% decline in outsourced services and a 9.1% decrease in other operating expenses.

Consequently, in the three quarters of 2004, the Company Hekon – Hotele Ekonomiczne S.A. generated profit on sales amounting to PLN 16,784 thousand, i.e. by 80.9% higher than in the corresponding period of the preceding year (of which: by 46% higher in the 3rd quarter of 2004 alone as compared to the 3rd quarter of 2003).

In the three quarters of 2004, the Company generated other operating income of PLN 39.9 thousand (an increase by 383.9% as compared to the three quarters of the preceding year). In the 3rd quarter of 2004, an increase from PLN 0.6 thousand up to PLN 34.2 thousand in 2004 was attributable to income from the sale of fixed assets of PLN 25.4 thousand and posting in the "income" item of an amount of PLN 17.0 thousand representing liabilities that a supplier refused to accept. In the three quarters of 2004, other operating expenses amounting to PLN 12.1 thousand were by 48.3% lower than in the corresponding period of past year, and by 44.9% in the 3rd quarter alone.

In the first three quarters of 2004, the Company generated financial income of PLN 5,322,2 thousand (of which: PLN 4,833.7 thousand of interest on purchased Orbis S.A. bonds) and incurred expenses in the amount of PLN 503.4 thousand (including costs of a guarantee for the payment of lease installments granted by Accor S.A. and Bankowy Fundusz Gwarancyjny of PLN 454.3 thousand). In the 3rd quarter of 2004, financial income equaled PLN 9.1 thousand, while financial expenses PLN 190.6

thousand, of which costs of guarantees amounted to PLN 152.0 thousand, and other expenses included negative exchange rate differences.

In the first three quarters of 2004, the company generated net profit in the amount of PLN 17,353.6 thousand, i.e. by 62.7% higher than in the corresponding period of 2003. In the 3rd quarter of 2004, net profit exceeded the profit generated in the 3rd quarter of 2003 by 53.1%.

As at September 30, 2004, employment stood at 414 persons and increased by 0.2% as compared to September 30, 2003.

Capital expenditure incurred in the first three quarters of 2004 amounted to PLN 451.4 thousand, accounting for 28.5% of the budget planned for the year 2004 in the amount of PLN 1,586.8 thousand.

6.4 After the three quarters of 2004, the net financial result of **PBP Orbis Group** totaled PLN 2,956 thousand. As compared to the corresponding period of the past year, the net financial result improved by PLN 2,639 thousand, with growth dynamics standing at 932.5%.

Improved financial result generated by the Group after the first nine months of the current year was considerably influenced, on the one hand, by better economic conditions conducive to the development of the tourist industry in Poland , and, on the other hand, by reduced threat of world's terrorism as compared to past year, which increased the tendency to go abroad among both Polish citizens and foreigners, especially from the American market.

The Group's net sales of finished products, goods for resale and raw materials amounted to PLN 150,232 thousand and accounted for 93.5% of total income (93.8% in 2003) equaling PLN 160,650 thousand.

As compared to the corresponding period of past year, sales are higher by PLN 11,249 thousand, and by 61.4% as compared to the preceding quarter, which is typical for the seasonal cycle in the tourist industry. As compared to the corresponding period of past year, growth in income was reported predominantly in foreign outgoing traffic – increase by 30.5% (as a result of an increase in demand for tourist services in the area of trips abroad, when an expanded offer of PBP Orbis was introduced), in travel services – by 6.6% (caused predominantly by an increase in the number of tickets sold despite deteriorated terms of cooperation with air lines) and in transport services (higher demand for that type of services in connection with Poland's accession to the EU and expanded offer in the area of the "Round the Europe by Coach" product – by 18.2%

In the same period, a decline was reported in income from the organization of congresses – by 22.4% (resulting chiefly from a decline in turnover in the organization of incentive events in Poland), domestic tourism – by 30.7% (caused to a large extent by a fall in the share contributed by travel agents in the organization of leisure in Poland for the benefit of direct cooperation between clients and owners of leisure base and competitive level of prices of the offer of trips abroad).

The costs of finished products, goods for resale and raw materials that the Group incurred in the 3rd quarter of 2004 amounted to PLN 128,285 cumulatively, and were by

5.9% higher than costs generated in the preceding year. The share of this item in total costs was at the level of 82.4% (82.2% in 2003), these figures are similar if compared on a quarterly basis.

As regards the costs structure, a growth (cumulatively) was reported in distribution expenses – by 3.9%, general overheads and administrative expenses – by 11.9%, and in financial expenses – by 10.8%, while a 1.9% drop was reported in other operating expenses.

General overheads and administrative expenses incurred by the Group increased by 11.9% in the 3rd quarter of 2004 on a cumulative basis, while this item grew by 6.5% as compared to the preceding quarter. On a quarterly basis, general overheads and administrative expenses were in the 3rd quarter of 2004 by 11.8% higher than in the 3rd quarter of 2003.

The result on sales generated after nine months of the year 2004 amounted to PLN 2,480 thousand, reflecting an improvement by PLN 2,393 thousand as compared to the corresponding period of 2003. Most substantial improvement was reported in foreign outgoing traffic – by PLN 3,451 thousand –, while most serious deterioration was observed in foreign incoming traffic – by PLN 246 thousand, which was attributable to a fall in income and margins of profit on that activities due to the introduction of unfavorable solutions related to the VAT tax, resulting in an increase in prices and costs of pursuing operations. A drop was reported also in travel services – by PLN 299 thousand, first and foremost, due to incurred costs of organization of a new entity Business Travel Centre in PBP Orbis – specialized in rendering services to corporate clients.

For a consecutive time, the Group reported a positive balance of other operating income and expenses amounting to PLN 813 thousand.

In the 3rd quarter of 2004, other operating income rose, on a cumulative basis, by 32.8% as compared to the 3rd quarter of 2003, but declined by 27.6% on a quarterly basis. In the 3rd quarter of 2004, other operating expenses included predominantly a liquidated provision in PBP Orbis due to a repealed decision of the Fiscal Control Office concerning incorrect valuation of the PBP S.A. goodwill

In the 3rd quarter of 2004, other operating expenses curbed by 1.9% on a cumulative basis as compared to the 3rd quarter of 2003, but grew by 18.7% when two quarters are compared. Operating expenses incurred in that period included chiefly depreciation of goodwill of PBP S.A. in PBP Orbis and revaluation write-offs made.

In the 3rd quarter of 2004, the balance of the Group's financial operations was positive and totaled PLN 394 thousand, i.e. by 8.3% lower than the balance reported in the corresponding period of past year, chiefly as a result of higher financial expenses. A 10.8% increase in financial expenses (cumulatively) was, first and foremost, attributable to higher turnover in exchange offices and negative exchange rate differences reported. However, when comparing a quarter to a quarter, in the 3rd quarter of 2004, the level of financial expenses dropped by 1.7% as compared to the figure disclosed in the 3rd

quarter of 2003.

Employment in the PBP Orbis Group continues to decline and, in terms of posts as at the last day of the 3rd quarter of 2004, stood at 557 persons (of which: 535 in PBP Orbis, 16 in INTER Bus Sp. z o.o. and 6 in Orbis New York), and was by 5 posts, i.e. 1.0% lower than as at the end of the corresponding period of past year. On a quarterly basis, in the 3rd quarter of 2004, employment fell by 11 posts, i.e. by 2.0% as compared to the preceding quarter of the current year.

Capital expenditure incurred by PBP Orbis in the 3rd quarter of 2004 totaled PLN 1,441 thousand, of which PLN 695 thousand for technical appliances, machines and other fixed assets, PLN 171 thousand for intangible assets, and PLN 575 thousand for buildings and constructions. Total capital expenditure incurred over that period accounts for 51.7% of expenditure budgeted for the year 2004.

6.5 ORBIS Transport Sp. z o.o., as a dominant company in terms of capital, exerts a decisive impact on the consolidated financial statements of the **Orbis Transport Group** also in terms of economic ratios. Results generated by the Company are of decisive importance for the group's performance.

ORBIS Transport Sp. z o.o. pursues operations in the area of coach transport, short-term rentals and leasing. Results generated in these types of operations display:

- coach transport – sales dynamics in the three quarters of 2004 amounted to 132.4% and resulted from the opening of new connections as well as from an increase in the number of passengers interested in our offer, especially after Poland's accession to the European Union,
- short-term rentals Rent a Car – over the period in question, sales dynamics stood at 104.9%, which is not an impressive figure, if compared to coach transport. However, this result should be regarded as satisfactory in the light of changes occurring in the structure of rentals. An increase in the number of rentals, accompanied by the shortening of rental periods, has been observed,
- long-term rentals – leasing – in the three quarters of 2004, sales dynamics amounted to 130.4% testifying to an unrelenting interest that the market shows in that form of car rental as well as to an efficient soliciting campaign. Furthermore, it should be stressed that the offer has been made more attractive by adding vehicles management services.

InterBus, with core operations consisting in the sale of coach transport tickets, reports a similarly high sales dynamics (120%).

In the 3rd quarter of 2004, income and expenses exhibited high dynamics as compared to the 3rd quarter of past year (growth by nearly 70%), which is attributable, among others, to the incorporation of a company PKS Tarnobrzeg in the current year, as well as to the effects of operations pursued by other companies.

In the 3rd quarter of 2004, sales grew by 67.2% as compared to past year, while the cumulative growth for the three quarters of the current year equaled 43.1%. The share of sales to total income stands at 91.4% - 91.8% in the year 2004, while it fell within the

range of 89.6 – 93.3% in the past year.

In the 3rd quarter of 2004 as well as in the three quarters of 2004 cumulatively, high dynamics of expenses, exceeding the level of growth in sales, is observed. Growth in expenses was affected, among others, by soliciting costs and costs of promotion of offered services, especially in coach transport. Changes in the share of costs under discussion in total costs of operations are also observed. In the three quarters of 2004, the said share amounted to 87.6% and was by 0.6 percentage point lower as compared to the corresponding period of past year. The change in the expenses structure is attributable, among others, to the "general overheads and administrative expenses" item.

Distribution expenses represent an insignificant item in total costs of operations, in the three quarters of 2004, their share varied from 0.8 – 0.9%.

Despite high dynamics, general overheads and administrative expenses, are stable and, in the three quarters of 2003 and 2004, stood at 6.4% and 6.5%, accordingly, as compared to total costs of operations.

The result reported for the three quarters of the current year exhibits dynamics at the level of 109.1% as compared to the corresponding period of past year and, therefore, at a level significantly lower than the sales dynamics. This indicates deteriorated profitability. Such tendencies are dependent upon market reality. Maintaining a significant position on the market and other competitive companies force steps that result in the reduction of realized margin of profit.

Other operating income grew by 7.6% as compared to past year. When analyzing the income structure, it should be noted the "profit on sale of non-financial fixed assets" item dropped by 48.8% as a result of a strategy, adopted in 2003, of car use in Rent a Car operations in the periods shorter than one year. In practice, in the current year only a marginal number of cars withdrawn from Rent a Car was re-sold. Also, it should be pointed out that a new "subsidies" item was created. This item was realized by PKS Tarnobrzeg and relates to the servicing of local coach transport of passengers.

Other operating expenses went up by 55.5% as compared to 2003. This item includes predominantly costs related to transport damages and to revaluation of receivables. Despite an increase in absolute values, it should be stressed that the share of this expenses item in total costs of operations declined.

High dynamics was reported in financial income, to be precise: financial income grew by 97.4% as compared to the corresponding period of 2003. Such a growth level is attributable predominantly to positive exchange rate differences resulting from the revaluation of debt arising out of a bank loan from CHF.

Financial expenses incurred in the three quarters of 2004 were by 91.7% higher than expenses reported in the corresponding period of past year. Such a significant increase is, first and foremost, a result of an increase in credit debt and, consequently, of a growth in interest, the level of which is additionally determined by interest rates set by the Monetary Policy Council. Credit debt rose by 81.7% due to an investments

revolving credit facility taken in 2004 for the purchase of real estate in the amount of PLN 5,000 thousand and more intensive use of revolving credit for the purchase of means of transportation. These purchases are reflected in the assets value.

The above mentioned factors shaped up the group's financial result that amounted to PLN 13,866 thousand gross, reflecting a 1% growth, while the net profit went up by 12.6%. The net profit dynamics was influenced predominantly by a change in the corporate income tax rate introduced in 2004.

In the 3rd quarter of 2004, average employment in ORBIS Transport Sp. z o.o. totaled 201 persons, in InterBus – 17 persons, in Capital Parking – 55 persons, and in PKS Tarnobrzeg Sp. z o.o. – 325.5 persons.

In the three quarters of 2004, Orbis Transport Sp. z o.o., the Group's largest company, incurred capital expenditure totaling PLN 35,328 thousand. Investments expenditure include:

- purchase of real estate – PLN 7,200 thousand (in this report, the amount eliminated by a consolidation adjustment),
- the remaining amount included expenditure for the purchase of cars, coaches and other fixed assets.

6.6 **UAB Hekon** is a limited liability company established in the Republic of Lithuania on January 13, 2003. The company is involved in hotel activities.
The Novotel Vilnius Hotel, managed by the Company, started to operate on March 15, 2004 and, therefore, no comparative data have been presented in these notes.

The Company generated operating income of PLN 4,682 thousand, of which PLN 2,792 thousand in the 3rd quarter of the current year (60% of total income). This income includes, first and foremost, income from hotel room rental in the amount of PLN 3,258 thousand, accounting for 69.6% of total operating income of the Company. The second most important line of business, namely restaurant activities, generated income of approx. PLN 1,257 thousand, i.e. 26.9 %.

After the three quarters of 2004, costs of products sold reached PLN 1,842 thousand, distribution expenses – PLN 242 thousand, and general overheads and administrative expenses – PLN 6,565 thousands. General overheads and administrative expenses comprised, to a large extent, of expenses incurred prior to the opening of the hotel that amounted to PLN 1,561 thousand, i.e. 23.8% of total general overheads and administrative expenses. Major items related to on-going operations include costs of rental of the building that closed with an amount of PLN 2,435 thousand, depreciation costs of PLN 690 thousand and costs of remunerations of PLN 546 thousand.

The Company did not report any other operating income or expenses.
All in all, the Company ended the 3rd quarter of 2004 with an operating loss in the amount of PLN 3,967 thousand, which is justified owing to a short period of its operations. However, development tendencies are favorable since a mere 16.7% of that loss occurred in the 3rd quarter of 2004, reflecting a clear improvement as compared to he preceding period from the beginning of operations.

Financial income was reported at the level of PLN 4 thousand, and financial expenses totaled PLN 776 thousand.
Consequently, the net loss incurred by the Company as at the end of the 3rd quarter amounted to PLN 4,096 thousand.

At the end of the 3rd quarter of 2004, the Company employed 49 persons.

7. Additional information

7.1 As at November 15, 2004, the value of share capital of **Orbis S.A**. amounts to PLN 92 154 016, and comprises of 46 077 008 shares having a par value of PLN 2 each. Shareholders who hold, directly or indirectly through subsidiary companies, at least 5% of the total number of votes at the General Assembly of Shareholders, determined as at September 15, 2004, include:

Shareholders	Number of shares held as at Nov. 15, 2004 /represent the number of votes at the General Assembly of Orbis S.A./	Percentage share in the share capital as at Nov.15, 2004 /represents percentage share in the total number of votes at the General Assembly of Orbis S.A./	Change in the ownership structure of major blocks of shares of Orbis S.A. since presentation of the preceding quarterly report, i.e. in the period from Aug. 13, 2004 until Nov. 15, 2004
Accor SA	16 394 151	35.58%	-
ING Nationale – Nederlanden Polska, Otwarty Fundusz Emerytalny	2 715 009	5.89%	-
Commercial Union OFE BPH CU WBK	2 338 652	5.08%	-
Globe Trade Centre S.A.	2 303 853	5.00%	-

In accordance with possessed information, changes have occurred in respect of the holding of Orbis S.A shares by persons managing and supervising the Company since the date of presentation of the report for the 2nd quarter of 2004.

At the trading session at the Warsaw Stock Exchange held on August 9, 2004, Mr. Jean-Philippe Savoye, the President of the Management Board of Orbis S.A. purchased, by way of an order transferred to Dom Maklerski Banku Handlowego, 250 shares of Orbis S.A., at PLN 24.40 each and 1750 shares at PLN 24.50 each (total of 2000 shares for the amount of PLN 48,950), and holds in aggregate four thousand shares of Orbis S.A. (0.01% of votes at the General Assembly of Shareholders).

7.2 As at September 30, 2004, the initial capital of **Hekon - Hotele Ekonomiczne S.A.** amounts to PLN 300,000,000. The company's shareholders include:

Shareholder	Percentage of shares held in the core capital as at September 30, 2004
Orbis S.A.	100%

No changes have occurred in respect of the holding of shares of Hekon Hotele Ekonomiczne S.A. by persons managing or supervising the Company since the date of presentation of the consolidated report for the 2nd quarter of 2004

7.3 As at September 30, 2004, the share capital of **Polskie Biuro Podróży Orbis Sp. z o.o.** amounts to PLN 16,453,900.00. The company's shareholders include:

Shareholder	Percentage of shares held in the core capital as at September 30, 2004
Orbis S.A.	86.72%
Invor Sp. z o.o.	5.42%
Chrobot Reisebüro	0.25%
Wilanów Sp. z o.o.	0.06%
Biuro Podróży Zbigniew	0.01%
Natural persons	7.54%

On September 29, 2004, Orbis S.A. purchased a block of 26,640 shares of PBP Orbis Sp. z o.o. from Beton Stal S.A. in bankruptcy.

7.4 As at September 30, 2004, the capital of **Orbis Transport Sp. z o.o**. amounts to PLN 14,429,300.00. The company's shareholders include:

Shareholder	Percentage of shares held in the core capital as at September 30, 2004
Orbis S.A.	98.30%
Chrobot Reisebüro	0.36%
PBP Orbis Sp. z o.o.	0.18%
Natural persons	1,16%

On September 29, 2004, Orbis S.A. purchased a block of 19,510 shares of Orbis Transport Sp. z o.o. from Nordea Finance Polska S.A..

7.5 As at September 30, 2004, the share capital of **Orbis Casino Sp. z o.o.** amounts to PLN 4,800,000. The company's shareholders include:

Shareholder	Percentage of shares held in the core capital as at September 30, 2004
ORBIS S.A.	33.33%
Finkorp Sp. z o.o.	33.33%
ZPR S.A	33.33%

According to possessed information, no changes have occurred in respect of the shareholding by shareholders of Orbis Casino Sp. z o.o. since the date of presentation of the consolidated report for the 2nd quarter of 2004.

7.6 As at September 30, 2004, the share capital of **UAB Hekon** amounts to PLN 9,383 thousand.

Shareholder	Percentage of shares held in the core capital as at September 30, 2004
Hekon Hotele Ekonomiczne S.A.	100%

7.7 In the period between July 1, 2004 and September 30, 2004, Orbis S.A. did not conclude any transactions with a group company whose PLN-denominated value exceeds the equivalent of EUR 500,000, and which are not typical or routine transactions made on market conditions, the nature and conditions of which result from the current operating activities pursued by the Company.

7.8 In the period between July 1, 2004 and September 30, 2004 Orbis S.A. and its subsidiaries did not issue guarantees for credits or loans; they did not issue any guarantee for the benefit of an entity or its subsidiary, the total value of which would amount to at least 10% of Orbis S.A. equity.

8. Other events affecting the financial standing of the companies forming the Orbis Group

8.1 In accordance with the agreement for the sale and purchase of the Company Hekon Hotele Ekonomiczne S.A. dated October 31, 2003, the value of the object of transaction was determined on the basis of the Company's balance sheet as of December 31, 2002. Therefore, the buyer (Orbis S.A.) had to make an additional payment for the benefit of the seller (Accor Polska Sp. z o.o.) of the amount equal to the accumulated flows realized by the Company in the period from January 1, 2003 and date of closing the transaction (i.e. October 31, 2003).
The manner of final settlement has been laid down in Appendix no. 12 to the agreement. The surplus of cash and working capital has been calculated by an independent auditor in order to determine the adjustment amount. The determined amount of PLN 24,221,412 was paid in full in the second quarter of 2004.

8.2 On March 18, 2004, Orbis Transport Sp. z o.o. founded a limited liability company incorporated under the laws of France, operating under a business name AutoORBISbus France Sarl, having its corporate seat in Paris, and acquired 100% of shares representing its registered capital amounting to EUR 7,500 (PLN 35,553.75), divided into 75 shares with the nominal value of EUR 100 each, paying up for the entirety of shares in cash. Contribution to the capital was made at the share issue price equivalent to their nominal value and financed with own funds of Orbis Transport Sp. z o.o. The book value of acquired assets in the account books of Orbis Transport Sp. z o.o. equals PLN 34.954.50.

The acquisition of the said financial assets represents a long-term investment for Orbis Transport Sp. z o.o..

The core business of AutoORBISbus France Sarl consists in the provision of services for Orbis Transport Sp. z o.o. and other natural and legal persons in the area of promotion and communications and, particularly: promotion, communications, commercial advising, distribution and sale of travel documents (tickets) on the basis of power of attorney, commercial representation or agency, and car rental.
As of today, AutoORBISbus France Sarl does not pursue business operations.
/Current report no. 31/2004/

8.3 Acting by virtue of § 20 section 2 point 8 of Orbis S.A. Statutes and § 9 section 1 point 10 of Orbis S.A. Supervisory Board Rules, on March 30, 2004, the Supervisory Board decided to assign the task of examination and audit of the financial statements for the year 2004 to the company Deloitte & Touche Audit Services Sp. z o.o., with its registered address in Warsaw at 6, Fredry street, a licensed auditor no 73, with which Orbis S.A. cooperates as regards the audit of the financials statements since the year 2000.
/Current report no. 6/2004/

8.4 At a meeting of the Supervisory Board dated May 10, 2004, President of Orbis S.A. Management Board Maciej Grelowski filed a written resignation from his position as a member of the Company's Management Board, dated May 10, 2004, and effective immediately after the closing of the annual General Assembly of the Company's Shareholders convened to approve the 2003 financial statements of the Company.

Examining the above-mentioned resignation, the Supervisory Board, in connection with the regulations governing non-competition issues, granted its consent for Maciej Grelowski to be of service to Accor S.A. immediately after the termination of his position in Orbis S.A. Management Board;
/Current report no. 10/2004/

8.5 On April 1, 2004, by virtue of an annex to the franchising agreement with Accor S.A. Kasprowy Hotel in Zakopane was incorporated in the Mercure brand.

8.6 At the meeting held on May 25, 2004, the Supervisory Board adopted resolutions, whereby it appointed:

1) Mr. Claude Moscheni as the Chairman of Orbis S.A. Supervisory Board,
2) Mr. Jean-Philippe Savoye as the President of the Company's Management Board, effective immediately after closing the Annual General Assembly of the Company's Shareholders, which would adopt a resolution concerning approval of the financial statements for the year 2003 ("Effective Date "), under the following conditions:
   a) Mr. Jean-Philippe Savoye terminates his membership in the Supervisory Board before or on the Effective Date, either as a result of expiry of his term of office or earlier resignation, and
   b) before or on the Effective Date Mr. Jean-Philippe Savoye resigns from his functions in Management Boards of the following competitive companies: Accor Poland sp. z o.o., Hotel Muranowska sp. z o.o. and SEHP sp. z o.o. .

/Current report no. 16/2004/

8.7 On May 28, 2004, the Company acknowledged a confirmation (by signing it with the Bank Societe Generale S.A. Branch in Poland) of executing three transactions at terms and conditions of executing swap transactions agreed upon with the said bank, to hedge against forex risk a tranche of a credit facility incurred by the Company from a bank syndicate led by Credit Lyonnais (report no 7/2001), drawn for the purpose of a partial financing of acquisition of the company Hekon Hotele Ekonomiczne S.A.

The executed transactions implement the strategy adopted by the Management Board of Orbis S.A. relating to risk management policy. The last payment (according to credit repayment schedule) is in January 2008.

Execution of the above-mentioned CCIRS transactions hedging an amount of credit exceeding the equivalent of 10% of the Company's equity against risk makes these contracts material.
/Current report no. 17/2004/

8.8 On June 9, 2004, the General Assembly of Shareholders of Hekon - Hotele Ekonomiczne S.A. approved the financial statements for the year 2003. 92% of net profit generated in the year 2003, i.e. the amount of PLN 11,026,707.33 was apportioned for the payment of dividend, that Orbis S.A. as a company holding a 100% stake in Hekon – Hotele Ekonomiczne S.A. will obtain in its entirety. The remaining part of profit in the amount of PLN 958,844.12 will increase the Company's supplementary capital.

8.9 On June 22, 2004, the General Assembly of Shareholders of Orbis Casino Sp. z o.o. approved the following distribution of net profit of PLN 3,466,878.33 generated in the period from January 1, 2003 until December 31, 2003:

- dividend – in the amount of PLN 2,400,000, of which Orbis S.A. will receive PLN 800 thousand,
- supplementary capital – in the amount of PLN 1,066,878.33.

8.10 On June 23, 2004 the General Assembly of Orbis S.A. Shareholders approved:

1. the Management Board's report on the activity of the Company for the period from January 1, 2003, up till December 31, 2003,
2. the financial statements of Orbis S.A., including:
   - introduction to the financial statements;
   - balance sheet prepared as of December 31, 2003, showing the total assets and liabilities figure of PLN 1,777,529,022.30 (say: one billion seven hundred seventy seven million five hundred twenty nine thousand and twenty two Polish Zloty and 30 Grosze);
   - profit and loss account for the period from January 1, 2003, up till December 31, 2003, showing a net profit of PLN 44,466,125.52 (say: forty four million four hundred sixty six thousand and one hundred twenty five Polish Zloty and 52 Grosze);
   - cash flow statement for the period from January 1, 2003, up till December 31, 2003, showing a decrease in the balance of cash and cash equivalents during

the financial year by PLN 99,729,096.39 (say: ninety nine million seven hundred twenty nine thousand and ninety six Polish Zloty and 39 Grosze);

- comparative changes in equity for the period from January 1, 2003, up till December 31, 2003, showing an increase in equity by PLN 24,211,809.23 (say: twenty four million two hundred eleven thousand eight hundred and nine Polish Zloty and 23 Grosze);
- additional notes;

3. the consolidated financial statements of the Orbis Group, prepared as of December 31, 2003, including:
   - introduction to the financial statements;
   - consolidated balance sheet prepared as of December 31, 2003, showing the total assets and liabilities figure of PLN 1,778,736 thousand (say: one billion seven hundred seventy eight million seven hundred thirty six thousand Polish Zloty);
   - consolidated profit and loss account for the period from January 1, 2003, up till December 31, 2003, showing a net profit of PLN 46,600 thousand (say: forty six million six hundred thousand Polish Zloty);
   - consolidated comparative changes in equity for the period from January 1, 2003, up till December 31, 2003, showing an increase in equity by PLN 26,491 thousand (say: twenty six million four hundred ninety one thousand Polish Zloty);
   - consolidated cash flow statement for the period from January 1, 2003, up till December 31, 2003, showing a decrease in the balance of cash and cash equivalents during the financial year by a net amount of PLN 90,107 thousand (say: ninety million one hundred seven thousand Polish Zloty);
   - additional notes;

The General Assembly of Shareholders granted a vote of discharge to members of the Management Board and members of the Supervisory Board in respect of performance of their duties in the year 2003.

At the same time, the General Assembly of Shareholders adopted resolution concerning the distribution of net profit generated in the financial year ended December 31, 2003 and granted its consent for financing past year's loss, disclosed in the balance sheet prepared as at December 31, 2003.

The net profit amounting to 44,466,125.52 was apportioned to:
- supplementary capital - in the amount of PLN 28,799,942.80
- dividend - in the amount of PLN 15,666,182.72

34 Grosze per 1 share

The dividend date was set for July 28, 2004. and dividend payment date for August 12, 2004.

The past year's loss amounting to PLN 3,382,830.54 was financed with the funds from the Company's supplementary capital.

8.11 On June 23, 2004 the General Assembly of Orbis S.A. Shareholders granted its consent for:

- the sale of plot of land no 330/2 having a total area of 402 square meters, located in Kraków at Przybyszewskiego street, registered in the land and mortgage register no KW no 206213 kept by the District Court in Kraków-Podgórze, to the company „Sobiesław Zasada Ltd." without recourse to tender procedure, for a price of PLN 116,328.

- the sale of the title to perpetual usufruct of real property: plot of land no 42/1 map district no 12 Kraków, administrative district Podgórze, having a total area of 40,466 square meters together with the ownership title of buildings, including the building of the former Sofitel hotel as well as other buildings and facilities erected on this plot of land, located in Kraków at 28, Konopnickiej street, registered in the District Court in Kraków – Podgórze, land and mortgage register KW no 149512, according to the offer evaluation proceedings, for a price negotiated by the Orbis S.A. Management Board, however, not less than PLN 32,000,000 net for Orbis S.A., not decreased by any costs of demolition of the building.

8.12 On June 23, 2004, the General Assembly of Shareholders of Orbis S.A. acknowledged the report of the Central Electoral Committee on elections of employee representatives to Orbis S.A. Supervisory Board for the Board's sixth tenure, as a result of which the following persons have been elected members of the Supervisory Board for the Board's sixth tenure pursuant to § 16 sections 2 and 3 of the Orbis S.A. Statutes:

1. Czepielinda Sabina
2. Przytuła Andrzej
3. Rożdżyński Janusz

- appointed the following persons as members of the Supervisory Board for the Board's sixth tenure:

1. Claude Moscheni
2. Christophe Guillemot
3. Michael Flaxman
4. Michael Harvey
5. Christopher Voutsinas
6. Paweł Dębowski
7. Erez Boniel

/Current report no 20/2004/

8.13 Orbis S.A. and Accor Polska Sp. z o.o. implemented, effective as from July 01, 2004, the obligation arising out of the Share Sale and Purchase Agreement dated June 24, 2003, and relating to Hekon Hotele Ekonomiczne with its corporate seat in Warsaw, reported by Orbis S.A. in the current report no. 13/2003: on June 30, 2004, Orbis S.A. entered into an agreement (hereinafter: the "Agreement") with Societe d'Exploitation Hotek Polska Sp. z o.o. (hereinafter: SEHP), by virtue of which Orbis S.A. took over the management of Mercure Fryderyk Chopin Hotel in Warsaw. As a result of the said Agreement, SEHP entrusted Orbis S.A. with the management and running the operations of the Hotel for a period of 8 years, with an option of an automatic extension for successive 3-year periods, on terms and conditions defined in the Agreement. The Hotel will be operated under the exclusive supervision, management, control and overall

liability of Orbis S.A. for a proper and efficient operations, management and running the Hotel. Orbis S.A. will collect 4% of Hotel revenues. No other costs to be incurred by Orbis S.A. in connection with the implementation of that Agreement are anticipated.

8.14 The Management Board of Orbis S.A. hereby informs about the receipt, from the open pension fund ING Nationale - Nederlanden Polska Otwarty Fundusz Emerytalny of a notice with a wording as follows below: "Acting by virtue of Article 147 section 1 point 2 of the Act dated August 21, 1997 – the Law on Public Trading in Securities, ING Nationale - Nederlanden Polska Otwarty Fundusz Emerytalny hereby notifies that as a result of share acquisition transaction it became a holder of shares representing over 5 % of the total number of votes at the General Assembly of Shareholders and at present holds 2 715 009 (two million seven hundred fifteen thousand and nine) shares in Orbis S.A., constituting 5.89% of share capital and representing 2 715 009 votes at the General Assembly of Shareholders, which accounts for 5.89% of the overall number of votes."
/Current report no. 25/2004/

8.15 On July 13, 2004, Member of the Supervisory Board Christopher Voutsinas filed a written resignation from his position as Member and Vice-Chairman of the Orbis S.A. Supervisory Board.
/Current report no. 27/2004/

8.16 On July 16, 2004, the Management Board of Orbis S.A. adopted a resolution concerning new allocation of tasks and responsibilities to members of the Management Board.
The following scopes of tasks have been established as regards the areas of the Company's activities:

a) Jean Philippe Savoye, President of the Management Board and Chief Executive Officer of the company Orbis S.A. – human resources, development and investments, marketing, sales, general supervision over the Company's operations;

b) Krzysztof Gerula, First Vice-President of the Management Board – corporate management, Public Relations - corporate communications, investor relations, and legal affairs;

c) Andrzej Szułdrzyński, Vice-President of the Management Board – durable asset management, management over new projects of the company, and relations with Trade Unions;

d) Ireneusz Węgłowski, Vice-President of the Management Board – operation and development of new technologies, sustainable development of the Group;

e) Yannick Rouvrais, Member of the Management Board - operating management – direct supervision over hotel directors, centralized purchasing;

f) Alain Billy, Member of the Management Board - management of the finance, accounting division and internal audit.

8.17. In connection with the resignation of Mr. Christopher Voutsinas from his function of a member of Orbis S.A. Supervisory Board, on August 3, 2004 the General Assembly of Shareholders appointed Mr. Denys Sappey as member of the Supervisory Board during

the Board' sixth term of office.

8.18. On September 29, 2004, Orbis S.A. purchased a block of 26 640 shares in PBP Orbis Sp. z o.o. for the price of PLN 532 800 per block, i.e. at PLN 20 per share. The seller was a shareholder Beton Stal S.A. in bankruptcy. As a result of that transaction, the share that Orbis S.A. holds in the initial capital and in the total number of votes at the General Assembly of Shareholders of that subsidiary company went up to 86.72%.

8.19. On September 29, 2004, Orbis S.A. purchased a block of 19 510 shares in Orbis Transport Sp z o.o. for the price of PLN 1 836 000 per block, i.e. at PLN 94.11 per share. The seller was the shareholder Nordea Finance Polska S.A.. As a result of that transaction, the share held by Orbis S.A. in the initial capital and the total number of votes at the General Assembly of Shareholders of that subsidiary company went up to 98.30%.

8.20 On October 18, 2004, the Company sold the title to perpetual usufruct of real property consisting of a plot of land, with an area of 40,466 square meters, located in Kraków at 28, Konopnicka street, together with buildings and constructions erected on this plot of land, including a hotel building – formerly the Sofitel, for the price of PLN 40,000 thousand. The buyer agreed not to pursue hotel operations on that site.

9. Litigation pending in courts of law and public administration authorities

9.1 Proceedings related to the real property with the building of the **Europejski Hotel** situated thereon, located in Warsaw, at 13, Krakowskie Przedmieście street, land and mortgage register no. KW 201926,

a) Litigation before the civil court initiated by Orbis S.A. against the President of the Capital City of Warsaw (formerly Head of the Warsaw County) to obligate the defendant, i.e. the State Treasury, to transfer, against consideration of PLN 26,276,875, the ownership of the land to Orbis S.A. has been suspended upon a joint request of the parties (Orbis S.A., the state treasury, the President of the capital city of Warsaw and "Hotel Europejski w Warszawie" S.A. (HESA)). The Court has taken decision to resume proceedings upon request of HESA – third party intervener. By virtue of the judgment rendered on July 20, 2004, the District Court dismissed the action initiated by Orbis S.A. and adjudged the reimbursement of costs of litigation from Orbis S.A. for the benefit of the State Treasury and HESA. On July 22, 2004, the attorneys of Orbis S.A. applied the Court to substantiate the judgment and serve the judgment along with the substantiation. On September 15, 2004, attorneys of Orbis S.A. appealed against the above judgment of the District Court dated July 20, 2004 challenging the judgment in its entirety and motioning that it be repealed and that the case be referred to the District Court for re-consideration. On September 27, 2004 the court fee for the appeal was paid. On behalf of Orbis S.A. the case is defended by Spółka Prawnicza I & Z s.c..

b) On October 18, 2002, the entry in the land and mortgage register no. KW 201926 made on May 11, 2002 and concerning the disclosure of a bricked, four-storey building representing an object of ownership independent of the plot of land, with a total area of 21,125.9 square meters, designed for service-rendering purposes (hotel) entered in the land and mortgage register KW upon request dated March 06, 2002, was appealed against by Orbis S.A. with the District Court through the

intermediation of the Circuit Court for Warsaw-Mokotów in Warsaw, X Land and Mortgage Registry Division. In connection with the receipt on November 14, 2002, by Orbis S.A. of a formal notification from the Circuit Court for Warsaw-Mokotów in Warsaw, X Land and Mortgage Registry Division about the aforementioned entry, on November 18, 2002 Orbis S.A. filed and paid for an appeal. By virtue of a ruling of February 11, 2003 the District Court rejected the appeal filed by Orbis S.A.. A complaint was filed against that ruling. By virtue of a decision dated September 24, 2003 issued at a closed sitting, the Supreme Court rejected the Orbis S.A. complaint against a decision of the District Court in Warsaw dated February 11, 2003. As requested by Orbis S.A., Spółka Prawnicza I&Z drafted a Complaint to the Constitutional Tribunal challenging Article 510 section 2 of the Code of Civil Proceedings in connection with "deprivation of a right to court" and filed the said Complaint with the Tribunal on February 27, 2004. Having initially considered the Constitutional Complaint filed by Orbis S.A. at a closed session, by virtue of its decision dated May 04, 2003 the Constitutional Tribunal refused to carry on the proceedings on the complaint (case file Ts 30/04). Currently, the case is at the stage of an interlocutory appeal lodged on May 13, 2003 whereby the entire judgment rendered by the Constitutional Tribunal on May 4, 2004 has been challenged and a request has been made to annul it and examine the complaint. The state of the case has not changed.

c) On April 14, 2003, Orbis S.A. was delivered a statement of claim filed by "Hotel Europejski w Warszawie Spółka Akcyjna" against Orbis S.A. concerning the handing over of real property, together with a request for exemption from court costs. The value of object at dispute was assessed in the statement of claim at PLN 90,000,000. Orbis S.A. did not plead defense and requested to reject action in its entirety and to suspend proceedings. The District Court, by virtue of its decision dated May 7, 2004, suspended proceedings on that case. The state of the case has not changed. In this case, Orbis S.A. is represented by the attorney-at-law Zbigniew Banaszczyk of the Law Office in Warsaw and counselor Ksawery Łukawski, attorney-at-law running a Law Office in Magdalenka. (XX GC 173/03).

d) On July 16, 2003 Orbis S.A. filed a statement of claim with the Court against the State Treasury – the President of the Capital City in Warsaw and the company Hotel Europejski w Warszawie S.A. and motioned to declare the invalidity of an agreement dated September 13, 2001 concluded between defendants, concerning the establishment of a title to perpetual usufruct of the Warsaw-based real property located at 13 Krakowskie Przedmieście street, entered in the land and mortgage register no. KW 201926 and to secure this action by way of entering a warning in Section III of the land and mortgage register informing of pending court proceedings to declare the invalidity of the said agreement. In the statement of claim, the value of the object at dispute was defined at PLN 90,000,000. By a decision dated November 7, 2003, the District Court secured the claim by making a warning entry concerning the pending court proceedings in Section III of the land and mortgage register no. KW 201926 (case file no. I C 1271/03). On April 2, 2004 the Court passed its ruling rejecting the action. On May 7, 2004 an appeal against the aforementioned decision of the District Court was filed on behalf of Orbis S.A., whereby the decision was challenged as breaching upon certain provisions of the Decree of October 26, 1945 on the ownership and use of land on the territory of Warsaw and the Act on supporting construction. In this case, Orbis S.A. is

represented by the attorney-at-law Zbigniew Banaszczyk of the Law Office in Warsaw and counselor Ksawery Łukawski, attorney-at-law running a Law Office in Magdalenka. Litigation is pending..

e) On December 23, 2003, Orbis was served a claim for damages, delivered by the District Court in Warsaw, of "Hotel Europejski Spółka Akcyjna" against Orbis S.A. to adjudge the payment by Orbis S.A. to HESA of the amount of PLN 190,970,000.00 as remuneration for the use of the real property located in Warsaw, at 13 Krakowskie Przedmieście street, from August 1, 1993 till December 31, 2002, along with statutory interest from the date of filing the claim for damages until the date of payment. Orbis S.A. filed for rejection of the claim and suspension of the proceedings on this case until a final and binding resolution of the proceedings, case file no. I C 1271/03 (referred to under letter d) above). The Court has fixed the date of hearing for October 12, 2004. In a pleading dated June 16, 2004 attorney of HESA extended the action in such a manner that he requested to adjudge, besides the already adjudged amount of PLN 190,970,000.00, an additional amount of 27,868,100.00 along with statutory interest to be paid by Orbis S.A. to HESA. The date of the hearing that had been set for October 12, 2004 was cancelled by the Court and new date was fixed, i.e. November 16, 2004. In this case, Orbis S.A. is represented by the attorney-at-law Zbigniew Banaszczyk of the Law Office in Warsaw and counselor Ksawery Łukawski, attorney-at-law running a Law Office in Magdalenka.

f) The Head of the Mazowieckie Voivodship, having considered the request of Orbis S.A. dated December 6, 1993, refused, by virtue of decision no. 317/04 dated May 10, 2004, to declare the acquisition of the title to perpetual usufruct of the plot of land owned by the State Treasury, located in Warsaw, at 13 Krakowskie Przedmieście by Orbis S.A. by force of law and refused to declare the acquisition of a title of ownership of the building located on that plot of land. On June 04, 2004 an appeal against that decision was filed with Minister of Infrastructure, on behalf of Orbis S.A. and through the intermediation of the Warsaw's Voivod, requesting the annulment of the said decision and referring the case to be re-considered by the Head of the Mazowieckie Voivodship or requesting the suspension of proceedings on that case until litigations pending before court have been finally resolved, and, at the same time, challenging the decision as breaching upon Art. 6, 7, 8, 9, 10, and 107 of the Code of Administrative Proceedings. By virtue of the decision dated September 21, 2004, the Minister of Infrastructure suspended the proceedings concerning the consideration of the abovementioned appeal against the decision of the Head of the Mazowieckie Voivodship no. 317/04 dated May 10, 2004 that had been filed by Orbis S.A. In this case, Orbis S.A. is represented by Spółka Prawnicza I&Z sc.

g) A case initiated by HESA, dated February 02, 2004 filed with the Patents Office of the Republic in Poland, Department of Contentious Matters, against Orbis S.A. for the annulment of the right arising out the registration of a word and graphic trade mark "EUROPEJSKI" no. R-115385 and "EUROPEJSKI" no. R-115383, registered since 1995 for the benefit of Orbis S.A.. Orbis S.A. does not recognize the claim of HESA. Orbis S.A. applied for the rejection of the aforementioned request filed by HESA. Orbis S.A. has requested a patent attorney, Mr. Andrzej Grabiowski to defend this case. By virtue of a letter of the Office of the Capital City of Warsaw, Real Estate Management Office, Department of Real Estate of the State

Treasury dated August 30, 2004 (served on Orbis S.A. on September 7, 2004), Orbis S.A was notified that administrative proceedings had been initiated ex officio concerning the declaration of invalidity of the decision of the Head of the Department of Geodesy and Land Management of the District Office of Warszawa-Śródmieście dated June 28, 1998, no. 18/88. The case relates to the transfer of the real estate located in Warsaw, at 13 Krakowskie Przedmieście, having an area of 5,070 square meters, under administration of the State Enterprise Hotele "Orbis-Bristol-Europejski". In this case, Orbis S.A. is represented by Spółka Prawnicza I&Z sc

9.2 Kasprowy Hotel in Zakopane.

a) Litigation was pending before the District Court in Nowy Targ initiated by Helena Leśniak and Bronisława Biernacik acting for themselves and the incapacitated Mr. Maciej Gąsienica for the reinstatement of their title to parts of plots no. 185/2 and 185/3, map section 75 (former plot no. 31/1) located in Zakopane, at the spot named Polana Szymoszkowa. By a decision dated July 31, 1996, the head of the District Office in Nowy Targ refused to reinstate the title to part of the said plots no. 185/2 and 185/3. The decision of the Head of the District Office in Nowy Targ was revoked by the Nowosądeckie Voivod on September 24, 1996, and passed for further examination. The complaint filed on October 29, 1996, on behalf of Orbis S.A. before the Supreme Administrative Court in Warsaw against the above mentioned decision of the Voivod was rejected on June 8, 1998. On December 17, 2003, the Head of the County Office in Zakopane decided to suspend *ex officio* the administrative proceedings concerning the reinstatement of real property of a part of plots until a final resolution of the case related to the termination of the title to perpetual usufruct of the real property covered by the motion for reinstatement or until the decision concerning the acquisition of the title to perpetual usufruct of the real property is rendered illegitimate. According to the letter of the County Office in Zakopane of Małopolskie Voivod dated January 14, 2004, on January 6, 2001 an appeal was lodged against the said decision of the Head of the County Office. By virtue of the decision no. RR VII ŚL.7724-49-04 dated February 19, 2004, the Małopolskie Voivod revoked the aforementioned decision of the Head of Tatry District dated December 17, 2003 no. GG.II.7221A/13/03. The Office of the Małopolskie Voivodship in Kraków returned, along with a letter dated May 6, 2004 addressed to the Office of the Tatry District, files of the case related to the ex-officio suspension of proceedings concerning the reinstatement of plots of land by the Head of the Tatry District, and informed that no complaint against that decision of the Małopolskie Voivod dated February 19, 2004 had been filed by the aforementioned date.

The case concerns a complaint of Orbis S.A. to the Supreme Court against the decision of the President of Housing and Municipal Development Office dated April 26, 2001, that upheld in force, after another review of the case, the decision of January 26, 2001 concerning suspending the proceedings related to the declaration of invalidity of the decision of the Nowosądeckie Voivod dated August 11, 1994. In response to the complaint of Orbis S.A. against the President of the Housing and Municipal Office decision dated April 26, 2001, concerning suspension of the proceedings on the declaration of invalidity of the above-mentioned decision of the Nowosądeckie Voivod, on July 06, 2001 the President of the Housing and

Municipal Office moved to reject it. By virtue of a ruling dated April 17, 2003, the Supreme Administrative Court dismissed the complaint lodged by Orbis S.A. against the decision of the President of Housing and Municipal Development Office dated April 26, 2001 concerning the suspension of proceedings related to the declaration of invalidity of the enfranchisement decision. The state of the case has not changed.

b) Litigation concerning termination of the title to the perpetual usufruct of the plot located in the spot named Polana Szymoszkowa was pending before the Nowosądeckie Voivod upon application filed by Czesława Ross and Maria Walczak. On September 30, 1997, the Supreme Administrative Court revoked the decision of the Nowosądeckie Voivod concerning refusal to grant the title to perpetual usufruct. On December 22, 2000, the Supreme Administrative Court, external unit in Kraków, annulled the decision of the Nowosądeckie Voivod dated December 29, 1999, and the decision of the Head of the District Office in Nowy Targ dated March 14, 1996 concerning refusal to terminate the title to perpetual usufruct in possession of Orbis S.A. to the plot located at Polana Szymoszkowa (case file no. II SA Kr. 108/98) as a result of a complaint filed by Mrs. Czesława Ross and Maria Walczak. On August 22, 2002, having reviewed the appeal of Mr. Zbigniew Kluz, a counselor-at-law representing Mrs. Czesława Ross and Maria Walczak against the decision of the Head of the Tatry District dated March 5, 2002 (GG.II.7224/84/1/92) concerning the annulment of the administrative proceedings regarding the termination of the title to perpetual usufruct held by Orbis S.A. to the land owned by the State Treasury and located in Zakopane, the Małopolskie Voivod upheld the decision that had been appealed against in full force and effect and terminated the proceedings. A complaint against the aforementioned decision was filed with the Supreme Administrative Court. The date of the hearing has not been set (II SA/Kr 2438/02). The state of the case has not changed.

c) Litigation initiated by Jan Gąsienica Ciaptak and Maciej Gąsienica Ciaptak for the reinstatement of real estate located in Polana Szymoszkowa in Zakopane (with Hotel "Mercure-Kasprowy" developed thereon), formerly identified as a plot of land 1.kat. 11654/2, with an area of 10 ares and 25 square meters. On May 31, 1994, the former District Office in Nowy Targ discontinued proceedings by virtue of an administrative decision. This decision was upheld by virtue of a decision of the former Head of the Nowosądeckie Voivodship dated July 08, 1994, which was challenged with the Supreme Administrative Court in Cracow. The Supreme Administrative Court in Cracow suspended proceedings on that case by virtue of its decision dated June 9, 1995 on the grounds that litigation was initiated at that time concerning the expiry of perpetual usufruct by Orbis S.A. of real estate in Polana Szymoszkowa. By virtue of decision dated August 22, 2002, the Head of Małopolskie Voivodship upheld the decision of County Office in Zakopane concerning the discontinuance of proceedings concerning the termination of perpetual usufruct on the grounds of its irrelevance. In that connection, the Voivodship Administrative Court resumed the aforementioned, suspended proceedings. At a hearing held on May 12, 2003, the Voivodship Administrative Court in Cracow took decision, having established that a complaint against the decision of the Head of the Małopolskie Voivodship dated August 22, 2002 has

been filed with the said Court, suspend once again the proceedings related to the said case. The state of the case has not changed.

9.3 Grand Hotel in Warsaw.

By a decision dated September 20, 2002, acting on a complaint filed by Joanna Ostrowska-Bazgier, the Supreme Administrative Court revoked the appealed-against decision of the President of the Housing and Municipal Development Office dated August 21, 2000, and the preceding decision of the President of the Housing and Municipal Development Office dated august 21, 2000, concerning declaration of invalidity of the administrative decision dated April 11, 1950, and issued by the President of the Capital City of Warsaw. According to the letter of the President of the Housing and Municipal Development Office dated July 28, 2003, and addressed to Orbis S.A. and other addressees, proceedings are pending on the case concerning declaration of invalidity of the administrative decision issued by the President of the Capital City of Warsaw dated April 11, 1950, that refused to grant to the former owners the right to reinstate the time limit to file a motion for temporary ownership of land constituting a real property in Warsaw located at 19 Wspólna street and a decision dated April 17, 1950 refusing to grant to the former owners the title to temporary ownership of the said real property. The state of the case has not changed.

9.4 Vera Hotel in Warsaw.

The Branch filed an application dated May 14, 1999 with the Warsaw County Office for giving the land with an area of 7 square meters forming part of plot no. 11 section 2-02-03 for perpetual usufruct, under Article 37 section 2 point 6 of the Act of 21 August 1997 on Administration of Real Property (Official Journal Dz.U. No.115, item.741, as subsequently amended) in order to improve the conditions for the development of real property where the Vera Hotel building is situated. Such an application was necessary because the analysis of the line of the boundary of real property of which Orbis S.A is the perpetual usufructuary, conducted in 1997 proved that since the date of the construction of the Vera Hotel, i.e. since 1980, the said boundary line has been permanently violated in such a manner that the 7 square meters of the hotel building are situated in the boundary line of plot no. 11 used as Bitwy Warszawskiej 1920 street. The proceedings are carried out by the Office of the Head of the Warsaw County, Real Property Department, files no. GN/GSP/7224/U./C./O./ /387/99/GJ. Necessary documents have been assembled in files and the Warsaw County Office (presently, the President of the Capital City of Warsaw) is preparing the so-called record of arrangements preceding the execution of relevant notary's deeds. To date, the aforementioned record of arrangements indispensable for the signature of notary's deed has not been completed. The state of the case has not changed.

9.5 Gdynia Hotel in Gdynia.

a) Upon application of Orbis S.A. Branch in Gdynia dated May 11, 1998, proceedings concerning adjusting the boundaries of the real property used by the Branch are pending before the self-government and state administration authorities, initiated under Article 14 & 5 of the Act of August 21, 1997, on Real Property Administration. The state of the case has not changed. The case is pending.

b) On January 10, 2002, the Branch filed a motion to the Self-Government Appellate Board in Gdańsk against President of the Town of Gdynia to acknowledge the

revalued annual fee for perpetual usufruct of land equivalent to a different amount than specified in a notice of termination dated December 13, 2001, no. MGS-BT-7013-1/73/78-2001/A-4 as equitable. The new fee amount was determined at PLN 777,165.12. On June 17, 2004, a hearing was held before the Self-Government Appellate Board. The Branch is awaiting the decision.

9.6 Novotel Centrum in Poznań

a) On March 21, 2003 the attorney of Orbis S.A. filed an application for the establishment of paid easement of passage on the adjacent real property. On December 2003, the company „Andresia Property" neighboring on the Hotel, filed a letter for dismissal of application. At a meeting on December 19, 2003, in connection with reconciliatory negotiations, the Court suspended – upon the application of Orbis S.A. and upon consent of „Andresia Property", proceedings until March 19, 2003. On March 18, 2003, the Branch filed an application for further suspension of proceedings. By virtue of an application dated August 28, 2004, Orbis S.A. motioned for the resumption of the suspended proceedings, modified the application for the establishment of easement of necessary passage and applied for securing the application by putting the participant (Andersia Property Sp. z o.o.) under an obligation to render the access to the Novotel Centrum from Kościuszki street (as has been the case to date) available to the applicant (Orbis S.A.), against consideration. In reference to the above mentioned application dated August 28, 2004, the attorney of Orbis S.A., in a letter dated October 15, 2004, once again applied for securing that application instantly. On October 18, 2004, the attorney of Orbis S.A. filed an application with the Civil Court for entering a warning on pending litigation concerning the establishment of paid easement of passage, by way of a provisional enforcement writ.

b) Litigation was pending concerning the issue of a decision on a permit for Andersia Property Sp. z o.o., to demolish the garage/parking lot located in the direct vicinity of Novotel Centrum in Poznań. As a party to that litigation, Orbis S.A. applied for respecting the interests of the Hotel in the permit Andersia Property Sp. z o.o. to demolition the garage/parking lot. The body of the first instance (President of the City of Poznań) included a provision on respecting the rightful interests of the Hotel. Taking into consideration the fact that the provision on respecting the rightful interests of the Hotel is not precise and that this decision being not satisfactory, Orbis S.A. filed an appeal against that decision with the Wielkopolskie Voivod.

9.7. Litigation upon the application of Orbis S.A. against the Head of the Warsaw County (presently President of the Capital City of Warsaw). On May 25, 2001, Orbis S.A. filed, through the agency of the Self-Government Appellate Board, an objection with the District Court, I Civil Division against the decision of the Self-Government Appellate Board dated April 25, 2001 dismissing the application for determining that the increase in the fee for perpetual usufruct of land located at **16 Bracka street is** justified in a lower amount. At a hearing held on June 24, 2002 the attorney of Orbis S.A. sustained that the annual fee for perpetual usufruct of land was determined in excessive amount and changed the merits of the case, motioning to render the decision determining the annual fee for perpetual usufruct of land at PLN 161,776 and filed a pleading, along with property appraisal prepared by eng. J. Szymański. Therefore, presently the value of

object at dispute amounts to PLN 62,934.20. In response to the statement of claim dated October 24, 2002, the State Treasury – Head of the Warsaw County motioned to dismiss the statement of claim. By virtue of decision dated February 27, 2003, on which day the Court was to announce its decision, the Court took decision to re-open the already-closed proceedings and to adjourn it as well as to admit evidence in the form of an opinion of a real estate valuation expert who is to be commissioned with the determination of the market value of the said real property as at January 1, 2001 for the purposes of revaluation of fees for perpetual usufruct. In the property appraisal commissioned by the District Court, the real property expert, Mr. M. Szydłowski determined the value of real property at 16 Bracka street at PLN 5,536,700 (according to the property appraisal submitted by Orbis S.A., the value of real property was determined at PLN 5,392,530). Therefore, Orbis S.A. motioned to establish the amount of annual fee for perpetual usufruct at PLN 166,101.00 applicable as from January 1, 2001. At a hearing held on September 14, 2004, the Court requested a court expert to instantly provide a supplementary opinion. The hearing was adjourned until December 8, 2004. The case is pending.

9.8 Sofitel Victoria in Warsaw

a) On July 9, 2002 Orbis S.A. was informed by the Housing and Municipal Development Office that upon application of Edward Raczyński, replaced by his legal successors, Mrs. Catherine Raczyńska, Mrs. Wanda Dembińska and Mrs. Wiridianna Rey, represented by attorney K. Labe, proceedings are pending in a case concerning the declaration of invalidity of the decision issued by the Ministry of Municipal Economy no. MT/167/62 dated May 15, 1962, upholding the validity of the administrative decision issued by the Presiding Board of the National Council in the Capital City of Warsaw, no. GT.III-II-6/K/293/61 dated December 20, 1961, whereupon the title to temporary ownership of the land located in Warsaw at 5 Krakowskie Przedmieście street, mortgage no. 410 (part of the said real property is held by Orbis S.A. under perpetual usufruct, was refused and whereupon all the buildings located on the said land became the property of the State Treasury. The President of the Housing and Municipal Development Office refused, by virtue of the decision dated February 24, 2003, to declare the invalidity of the aforementioned administrative decision of Presiding Board of the Capital City of Warsaw dated December 12, 1961 and the afore-mentioned decision of the Ministry of Municipal Economy dated May 15, 1962. On March 19, 2003, the attorney of Mrs. Raczyńska, Mrs. Demblińska and Mrs. Rey filed a motion to re-consider the case related to the case resolved by virtue of the decision dated February 24, 2003, of which Orbis S.A. was informed by the Housing and Municipal Development Office on March 25, 2003, and motioned to annul the challenged decision in its entirety and to declare the aforementioned decision of the Ministry of Municipal Economy dated May 15, 1962 and the decision of the Presiding Board of the National Council in the Capital City of Warsaw of December 20, 1961 invalid. By virtue of the decision dated April 24, 2003, the President of the Housing and Municipal Development Office – having considered the motion to reconsider the case - upheld the aforementioned decision dated February 24, 2003. In response dated June 30, 2003 to the complaint lodged by Mrs. Wiridianna Rey, Mrs. Wanda Dembińska and Mrs. Catherina Raczyńska, represented by attorney Krzysztof Labe, the President of the Housing and Municipal

Development Office motioned to dismiss the complaint. The date of the hearing has not been fixed yet. The state of the case has not changed.

b) Litigation is pending before the District Court in Warsaw against the Management Board of the Warszawa Centrum Municipality as a result of an objection filed by Orbis S.A. against the decision of the Self-Government Appellate Board concerning the payment for perpetual usufruct of land that was overestimated by PLN 118,723.56. Court fee has been paid. At a hearing on February 19, 2003, a real property valuation expert was appointed. It follows from the expert's opinion that the value of real estate is close to the value ensuing from the opinion of an expert appointed by the Office of the Capital City of Warsaw. The date of subsequent hearing has been scheduled for October 24, 2004.

9.9. Hotel Novotel Centrum in Warsaw.

a) Litigation upon application of Mr. Andrzej Jacek Blikle and Mrs. Helena Maria Helmerson-Andrzejewska to declare the invalidity of an administrative decision refusing to grant to the former owners the title to temporary ownership of land constituting a real property in Warsaw, at 29 Al. Jerozolimskie avenue (presently numbered 35), mortgage no. 5021.
Having reconsidered the case, the President of the Housing and Municipal Development Office declared, by virtue of the decision dated May 16, 2002, invalidity of the administrative decision of the Presiding Board of the National Council in the Capital City of Warsaw no. ST/TN-15/J/20/55 dated June 24, 1955. Orbis S.A. applied to the President of the Housing and Municipal Development Office to review again the case terminated by the said decision of May 16, 2002. By virtue of the decision of March 31, 2003 (delivered to Orbis S.A. attorneys on April 9, 2003), the President of the Housing and Municipal Development Office upheld in force the aforementioned decision of May 16, 2002. On April 30, 2003 attorneys of Orbis S.A. filed a complaint with the Supreme Administrative Court against the decision issued by the President of the Housing and Municipal Development Office on March 31, 2003 and motioned to revoke the challenged decision as well as the decision dated May 16, 2002 upheld by virtue of the said decision as well as motioned to suspend the execution of challenged decisions. By a decision dated July 29, 2003, the Supreme Administrative Court decided to suspend the execution of the challenged decision of the President of the Housing and Municipal Development Office dated March 31, 2003. In a letter dated August 31, 2004 addressed to the plaintiff's attorney (for information of the attorney of Orbis S.A.), the Minister of Infrastructure explained that the body applies for dismissing the complaint filed by Orbis S.A. against the decision of the President of the Housing and Municipal Development Office declaring the invalidity of the administrative ruling of the Presidium of the Capital City of Warsaw refusing former owners the title to temporary ownership of the land located at 35 Jerozolimskie avenue.

b) In a letter dated September 8, 1998, Orbis S.A. was notified by the Housing and Municipal Development Office that proceedings were initiated upon application of Mrs. Elżbieta Sławińska concerning the declaration of invalidity of the administrative decision of the Presiding Board of the Capital City of Warsaw dated November 6, 1951, no. GM/TW20679/51 refusing to grant the title to temporary ownership to Warsaw-based plot of land located at 26 Nowogrodzka street, mortgage no. 1599-G and stating that all the buildings located on the said plot of land became the property

of the State Treasury. On September 28, 2001, the Supreme Administrative Court dismissed the complaint filed by Orbis S.A. against the decision of the President of the Housing and Municipal Development Office (no. P.5.3-WP-2/2000) dated December 29, 2000, which upheld a former decision issued by the President of the said Office of March 7, 2000 (no. PO.5.3.-R-29/99). Related to the declaration of invalidity of the above mentioned administrative decision dated November 6, 1951. By virtue of the said decision, which was based on the so-called "Warsaw Decree" dated October 26, 1945, the former owners were disowned from their title to temporary ownership (according to the present legal status it is referred to as a "perpetual usufruct" to real property) to the real property located in Warsaw, at 26 Nowogrodzka street.

Administrative proceedings were held in the Head Office of the Warsaw County Office on March 12, 2002, concerning hearing of the application filed by Jan and Tadeusz Sławińscy on September 14, 1948, concerning the award of the title to temporal ownership (presently title to perpetual usufruct) of the real property located at 26 Nowogrodzka street, mortgage no. 1599 G. By virtue of an administrative decision (no. 820/ZP/2002) dated December 4, 2000 the President of the Capital City of Warsaw refused to establish the title to perpetual usufruct of the said real property. As follows from the letter from the Office of the Capital City of Warsaw, Real Property Management Division to the Voivodship Office of Mazowieckie Voivodship in Warsaw, Division of State Treasury and Ownership Transformations dated January 08, 2003 sent to Orbis S.A., Mrs. Elżbieta Sławińska, Mrs. Teresa Szydłowska and Mr. Roman Sławiński (appeal dated December 20, 2002) and Mrs. Joanna Kubiaczyk-Grodzka (appeal dated December 15, 2002) and attorney Jerzy Porczyński representing Mr. Jerzy Sławiński and Maria Podkulińska (appeal dated December 18, 2002) – successors of former owners – filed appeals against the aforementioned decision issued by the President of the Capital City of Warsaw dated December 4, 2002. By a decision dated July 28, 2003, the Mazowieckie Voivod upheld the challenged decision. A complaint against the said decision has been filed with the Supreme Administrative Court (I SA 1978/03). The case is pending. The date of the hearing has not been fixed yet. The state of the case has not changed.

9.10 Sofitel in Kraków (liquidated Branch).

In a letter dated November 20, 2003, Orbis S.A. was informed by the Housing and Municipal Development Office about the proceedings, related to the judgment of the Supreme Administrative Court date June 17, 2003 revoking decisions of the President of the of the Housing and Development Office of May 25, 2001 and July 01, 2000, concerning the motion filed before the Supreme Administrative Court by Mrs. Teresa Dedio and other successors of former owners of an expropriated real property to declare invalidity of the decision issued by the Presiding National Council of the city of Cracow dated March 14, 1973, in respect of the part of the decision relating to expropriation of the real property located in Kraków, at Konopnickiej street, I. wh 162, registered in the land register as plots I. kat. 67, I. kat. 68, I. kat. 69, I. kat. 70, I. kat. 71, I kat. 106/1, I. kat. 107/1 and I. kat. 105/1 as well as real property registered in the land and mortgage register no. KW 473 Ludwinów, designated as I. kat. 143, I. kat. 73, I. kat. 41 and I. kat. 72. In a letter dated December 16, 2003, the President of the Housing and Municipal Development Office informed that the said motion would be considered within 2 months from the moment the entire evidence is collected. In a letter dated October 10,

2004, the Ministry of Infrastructure once again requested the applicants' attorney to send, within 14 days, documents confirming that the power of attorney had been granted to him as well as to send the originals or copies, with confirmed conformity with the original, of court rulings on the acquisition of inheritance by persons specified in the letter.

9.11 Hotel Novotel Marina in Gdańsk:

a) On December 18, 2001 an appeal was filed with the Self-Government Appellate Board in Gdańsk in connection with the increase in the annual fee for perpetual usufruct of land (from PLN 81,683.88 up to PLN 378,733.80). The amount proposed by the Branch equals PLN 189,366.90. On March 2, 2004, the Self-Government Appellate Board in Gdańsk rendered a decision dismissing the application of the Branch as inequitable. On March 16, 2004, the Branch lodged an objection against the Board's decision with the District Court in Gdańsk. The state of the case has not changed. The case is pending.

b) The legal counselor of the Branch informs that in the course of proceedings for the issue of a land use permit (upon the application dated December 24, 2002 filed by the company Inkaso & Regres sp. z o.o., the investor) it was disclosed that the storm water sewer system planned within the framework of the said investment project is to cross two plots of land held by Orbis S.A. in perpetual usufruct (25/2, 19/1). Litigation was pending in order to work out a form of making these plots of land available to the investor (buy-out by the investor, buy-out by the Municipality, establishment of easement of passage, other). The investor abandoned the investment project. The case has been closed.

c) Administrative proceedings concerning the issue of a decision on land use permit in respect of the investment project consisting in the conversion of the canal heat distribution network 2xDn 400 into of a pre-insulated pipe network in Gdańsk, at Pomorska and Bursztynowa streets (on plots of land nos. 6/1, 6/2, 17, 19/1, 19/2, 25/2, 32, 38/4, 42, 53, 54/1, 55/1, 55/2, 56, 68, 72/5, 140, 318/3) initiated upon the application of the investor Gdańskie Przedsiębiorstwo Energetyki Cieplnej. The Management Board of Orbis S.A. filed a reservation stipulating that that the investment covers plots of land held by the company in perpetual usufruct and, therefore may infringe upon reasonable interests of Orbis S.A.. On April 30, 2003 administrative hearing was held in the Town Office in Gdańsk at which a representative of the Branch was present and motioned to change the route of a new pipeline (for example, in the road lane) and to appoint an expert to establish whether the present location of the pipeline is equitable or whether it should be moved to run underneath the public road. On September 09, 2003, the Town Office in Gdańsk issued the land use permit (no. WUAi OZ –7331/656/2003/HB). The decision is final. The investment has been made. The case has been closed.

9.12 Hotel Posejdon in Gdańsk.

On December 18, 2001 an appeal was lodged with the Self-Government Appellate Board in Gdańsk against notice of termination of the amount of the annual fee for perpetual usufruct of land on which the Hotel building is situated. On January 1, 2003 a proposal of an amicable agreement was filed with the Town Office in Gdańsk. The amount proposed by the Hotel: PLN 120,360.48. The Self-Government Appellate Board rejected the proposal of amicable agreement. The requested amount: PLN 207,926.55.

The Self-Government Appellate Board dismissed the application for determining that the fee amount is inequitable. Objection against the decision was lodged. On June 22, 2004, a court expert conducted a view of the real estate. The appointed expert prepared a new valuation of the real estate, and established its value at PLN 5,021,075. Since the expert's applications related to the quoted value were inconsistent with the plaintiff's position, a supplementary opinion has been requested. The case is pending.

9.13 Hotel Novotel Centrum in Gdańsk.

a) The application filed with the Town Office in Gdańsk by the Branch for termination of the contract for perpetual usufruct of Żytnia street. By a letter dated December 17, 2003, the President of the Town of Gdańsk informed that the plot of land no. 96/5 is not classified under the category of public roads and, under Article 8.1 of the Act of November 14, 2003 amending the Public Road Act and amending certain acts, represent an internal road serving „Novotel". As such, it is not subject to buy-out by the Commune which results in the necessity to effect payments for perpetual usufruct of land. By way of negotiations with a representative of the Town Office the rate for perpetual usufruct of land was set at the level applicable in the year 2001 in connection with failure to terminate the rates for the said plot of land (principal amount PLN 5,041.51. + interest of PLN 41.02 accrued as from March 31, 2004) and the argument that the fee for the three lat years had not been paid as a result of exemption from the payment by the authority calculating the fee for the years 1998 and 1999 on the basis of classification of the land under the category of public roads was admitted as important (regulation of the Gdańskie Voivod no. 4/96 dated July 19, 1996). By virtue of a decision of the president of the City of Gdańsk dated May 14, 2004, an annual fee in the amount of PLN 5,041.51 was determined, in effect as from January 1, 2004, payable by March 31 of each year. Claims for the payment of the fee for the years 2001-2003 along with interest requested thereon were ceased to be enforced. The case has been closed.

b) On April 25, 2002 an appeal was filed with the Self-Government Appellate Board against the land use permit dated March 21, 2002 issued upon the application of Towarzystwo Inwestycyjne performing construction works related to the infrastructure in the vicinity of the Hotel. By virtue of decision dated June 16, 2003, the Self-Government Appellate Board revoked the challenged decision in its entirety and referred the case for reconsideration by the authority of the first instance. No information as to whether the appeal has been filed with the Supreme Administrative Court.

   On November 13, 2002, Orbis S.A. filed a complaint with the Supreme Administrative Court against the decision of Minister of Culture dated October 07, 2002 concerning the discontinuance of appellate proceedings initiated by Orbis S.A. in connection with the decision of the Pomorskie Voivodship Conservator of Historical Monuments dated February 18, 2002 coordinating the draft land use permit for the investment project consisting in the execution of a complex of buildings with residential, commercial, hotel and office functions on the land located in Gdańsk in the quarter surrounded by Chmielna, Żytnia and Spichrzowa streets. In response dated February 18, 2003 to the complaint of Orbis S.A., the Minister of Culture moved for its rejection. On March 26, 2004 the Voivodship Administrative Court in Warsaw took decision to adjourn the hearing and obligated the attorney of the plaintiff to indicate the address of the participant in the proceedings, Towarzystwo

Inwestycyjne. Since it has been impossible to establish the current address of Towarzystwo Inwestycyjne sp. z o.o., on June 25, 2004 the Voivodship Administrative Court has suspended proceedings on that case. Proceedings at law aimed at the discontinuance of proceedings are underway.

9.14 Giewont Hotel in Zakopane.

The enfranchisement proceedings before the Małopolskie Voivod were suspended because in November 2002 Mr. Adam Fedyk applied for the reinstatement of the real property concerned (the letter pertaining to that matter has been forwarded to the Administrative and Economic Director in the Management Board's Office by the lawyer rendering services for the Branch). On June 28, 2003, the Małopolskie Voivodship Office in Cracow resumed the suspended proceedings. The Branch has found that the Małopolskie Voivodship Office is awaiting the position of the County Office on the issue related to the filing of another application for the reinstatement of the real property. A reminder was addressed to the County Office concerning the vindicatory proceedings conducted by Mr. A. Fedyk. The resolution of the preliminary question by the Head of Tatry District was contingent upon the determination of invalidity of the decision on enfranchisement. The Minister of Infrastructure refused to determine the invalidity of the decision as requested by the claimant in the procedure of the Code of Administrative Proceedings The Minister of Infrastructure refused to declare the invalidity of the decision on enfranchisement, and subsequently, upheld his decision in force in the course of appellate proceedings. . The party applied for reconsideration of the case. The decision of the Minister of Infrastructure, rendered as a result of reconsideration of an application for the declaration of invalidity of decisions on nationalization, was appealed against by the applicants in the Voivodship Administrative Court, which in practice makes it impossible to effectively proceed with the enfranchisement proceedings until the Administrative Court renders its decision. An application for making an entry in the land and mortgage register was filed. Closing these proceedings, as preliminary issues, should render it possible to complete the enfranchisement proceedings.

9.15 Novotel Okęcie Airport in Warsaw

On April 22, 2003, the Branch filed a claim with the District Court for the Capital City of Warsaw, IV Civil Division, against Małgorzata Bańkowska to release a part of the real property of the Hotel constituting a plot of land with an area of 90 square meters which the defendant is in possession of without a legal title. The case was placed on the court agenda and assigned case no. IV C 519/03. A hearing was held on December 22, 2003. The proceedings have been suspended on the defendant's motion until her application for the prescription of real property is examined. No new fact related to that case have occurred. The state of the case has not changed.

9.16 Litigation concerning the real property at 11 Pijarska street in Cracow:

a) On January 21, 2003 the attorney of Mrs. Stanisława Marczak, Paweł Arkadiusz Marczak, Arkadiusz Marczak and Adam Marczak filed a claim against the State Treasury represented by the Małopolskie Voivod and Orbis S.A. for the adjustment of the legal status of the real property located at 11 Pijarska street in Cracow, land and mortgage register no. KW 8615, comprised of the plot of land no. 15 section 1

with an area of 315,60 square meters in a manner providing for entering the following persons as co-owners: S. Marczak owner of 3/16^{ths}, P.A. Marczak owner of 1/16^{ths}, G. Marczak owner of 1/16^{ths}, A. Marczak owner of 1/16^{ths}, in Section II of the land and mortgage register - in lieu of State Treasury – under management of the State Enterprise Orbis Hotels: Cracovia-Holiday Inn –Forum - Francuski and Wanda in Cracow - thereby diminishing the share held by the State Treasury to 10/16^{ths}. By virtue of its decision dated June 30, 2003, the District Court secured the claim by entering a note on pending litigation in the land and mortgage register no. KW 8615. The state of the case has not changed.

b) On October 13, 2003, Orbis S.A. was summoned to appear before the District Court in Kraków, I Civil Division on November 26, 2003 at a hearing, in the capacity of a party in the litigation initiated by Mr. Stanisław Marczak and others against Orbis S.A. for the payment, for the benefit of the plaintiff, of an amount of PLN 550.800,00 along with statutory interest due from the date of the claim as a fee for non-contractual use of the real property located in Cracow at 11 Pijarska street, with a three-story tenement house developed thereon, with floor area of 480 square meters, in the period from September 20, 1994 until it is released (the Court has attached the claim pertaining to that issue to the aforementioned summons issued by the Court). The hearing was adjourned until April 21, 2004. On December 01, 2003 the real property was released to its owners and this fact was confirmed in the take-over protocol. The case is currently suspended since we are awaiting a prejudicial resolution by the Circuit Court for Cracow – Śródmieście concerning the alignment of the wording of the entry in the Land and Mortgage Register (for that real estate) to the actual legal status (case file no. IC 1142/03). The case is pending.

   In April 2004, the two other owners of that real estate, namely Mrs. Magdalena Marczak and Andrzej Marczak, represented by attorney Małgorzata Piechota, filed an action with the District Court in Cracow to be attached to case file no. 761/04 for the payment of an amount of PLN 594,000.00 as remuneration for non-contractual use of the real estate at 11 Pijarska street in Cracow. At the hearing held on June 30, 2004, the Court, upon an application of the attorney of Orbis S.A., stated that the action related to the very same claim has already been filed with the Court and has been assigned case file no. IC 1142/03 and is currently being examined. In such circumstances, the Court issued a decision to combine the two cases to be examined jointly and to identify them under the formerly assigned case file no. IC 1142/03. The state of the case has not changed.

9.17 By virtue of decisions dated May 05, 2003, the President of the City of Poznań, having examined the application of Mrs. Wanda Rusiecki and Mr. Krzysztof Pawłowski filed by the agency of Mr. Jędrzej Pawłowski on December 12, 2002 and, having examined the application of Mr. Jędrzej Pawłowski filed by the agency of attorney Żanna Demska on January 06, 2003, concerning the resumption of administrative proceedings that ended with the issue of a decision no. 242/2001 dated March 12, 2001 on conditions for building and land development of real property located in **Poznań, at the junction of Roosevelt and Słowackiego streets** (plots no. 38/2, 39/2, 41/3, 42/3, 43/4) for an investment project comprising the construction of an office-service building, refused to repeal its own decision dated March 12, 2001 on conditions for building and land development. As it follows from the letter dated June 09, 2003 from the Office of the City of Poznań, Department of Town Planning and Architecture to the Self-Governing

Board of Appeals in Poznań, the decision dated May 05, 2003 on refusal to repeal the decision dated March 12, 2001 has been appealed against. By virtue of the decision dated November 24, 2003, the President of the City of Poznań decided, having re-examined the application, to resume the administrative proceedings concerning the determination of conditions for land development. No new fact related to that case have occurred.

9.18 Litigation concerning a real property located in **Wilanów at 27 St. Kostki Potockiego street (Wilanów restaurant)** carried out by successors of a former owner, Adam Branicki that ended with a ruling of the Supreme Administrative Court in Warsaw dated June 09, 2003 (case file IV S.A. 3462/01) repealing the decision of the government administration bodies of the first and second instance. According to the Branch, no mention of this litigation was included in the former reports as it does not concern real property to which Orbis S.A. holds an established title of ownership or title to perpetual usufruct. The progress of the litigation remains unchanged.

9.19 „Cracovia" Hotel in Cracow. On January 12, 2004 Orbis S.A. was summoned to participate in the litigation in the capacity of a defendant under Article 194 § 1 of the Code of Civil Proceedings and to file a response to the claim filed in the litigation initiated by the Norbetanki Nunnery in Cracow against the Municipality of the City of Cracow, the State Treasury – the President of the City of Cracow and the Minister of Finance (case file I C 1005/01). In a pleading of the plaintiff's attorney dated December 22, the plaintiff applied, among others, for establishing that the Norbetanki Nunnery in Cracow is the owner on the real property with an area of 0.5822 ha, comprising of a part of plot of land 180/04 (land and mortgage register no. KW 212704), located in Cracow and for obligating the defendant State Treasury to acquire the ownership of the aforementioned real property against compensation amounting to PLN 5,561,290.00. The attorney of Orbis S.A. filed a response to the statement of claim, dated February 16, 2004 and applied to the Court to dismiss the action in its entirety in respect of Orbis S.A. and to adjudge the costs of court proceedings to the benefit of Orbis S.A. By virtue of the judgment dated October 14, 2004, the District Court in Cracow dismissed the action in respect of Orbis S.A.. The attorney of Orbis S.A. applied for the statement of grounds for the judgment. On behalf of Orbis S.A. this case is defended by Kubas, Kos – Adwokaci Sp. p. law office in Cracow.

9.20 Hotel „Mrongovia" in Mrągowo.

On January 13, 2004 the Branch filed an application with the Self-Government Appellate Board in Olsztyn for determining that the revaluation of the annual fee for perpetual usufruct of land with an area of 5,947 square meters from PLN 1,378.20 up to 15,207.60 for the year 2004 and for subsequent years is inequitable. The notice of termination by the Mayor of the Town of Mrągowo no. GGN.722-389/03 dated December 15, 2002 changing the value of the plot of land from PLN 45,040.05 to PLN 506,920.00. On February 10, 2004, a hearing was held as a result of which the Hotel commissioned a new valuation. The valuation was made and sent to the Self-Government Appellate Board in Olsztyn on March 12, 2004. The new market value of the plot of land amounts to PLN 151,708.00. On August 04, 2004, an agreement was reached. The Self-Government Appellate Board issued a decision in which an annual fee for perpetual usufruct of a plot of land no. 248/2, with an area of 5,947 square meters, was determined at PLN 7,000.00.

9.21 Mercure Unia Hotel in Lublin

In connection with an agreement (described in point 4 of the report no. XI dated April 22, 2003) reached on November 25, 2003 before the Property Commission in Warsaw, in the regulatory proceedings related to the reinstatement of the ownership title to the real estate of the Catholic University of Lublin, with an area of 1623 square meters, located in Lublin at 1 Akademicka street and 14 Racławickich avenue, actions are underway (a relevant application was filed in September 2004, after all the documents had been assembled) in the District Court in Lublin, Land and Mortgage Registry Division, aiming to adjust the entries in the land and mortgage register in accordance with the abovementioned agreement.

10. The following exchange rates were applied for the purpose of conversion of „Selected Financial Data" in the balance sheet into EURO:

1) Balance sheet figures - the average rate of exchange quoted by the National Bank of Poland on September 30, 2004 1 EUR = PLN 4.3822

2) Profit and loss account figures
- the average arithmetical exchange rate calculated on the basis of the exchange rate as at the last day of the month of the reporting period, i.e. January 1, 2004 – September 30, 2004 – 1 EUR = PLN 4.7311

3) Balance sheet figures - the average rate of exchange quoted by the National Bank of Poland on September 30, 2003 1 EUR = PLN 4.6435

4) Profit and loss account figures
- the average arithmetical exchange rate calculated on the basis of the exchange rate as at the last day of the month of the reporting period, i.e. i.e. January 1, 2004 – September 30, 2004 – 1 EUR = PLN 4.3618

At the same time current assets were by 18.3% lower as compared to the 2nd quarter of 2003, chiefly as a result of a drop in short-term financial assets due to a sale of marketable securities.

Signature of the person representing the Company

Alain Billy
Member of the Management Board

Signature of the person in charge of the Company's accounts

Lidia Mieleszko
Authorized Officer, person responsible for the Company's accounting

Warsaw, November 15, 2004 Prepared by: Grażyna Kozłowska